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                                                                                         As filed with the Securities and Exchange Commission on November 10, 2003.
                                                                                                                                                                                 Registration No. 333-100106
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__________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________

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Pre-Effective Amendment No. 4 to
FORM SB-2
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REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933
______________________________

       ONSOURCE CORPORATION
(Name of small business issuer in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	8742 (Primary Standard Industrial Classification Code Number)	84-1561463 (IRS Employer Identification Number)

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5455 Spine Road, Suite C
Boulder, Colorado 80301
(303) 527-2903
                              (303) 527-2916 (fax)
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Frank L. Jennings
President
5455 Spine Road, Suite C
Boulder, Colorado 80301
(303) 527-2903
                              (303) 527-2916 (fax)
(Name, address, including zip code, and telephone number of agent for service of process)

Copies to:

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
(303) 449-2100
(303) 449-1045 (fax)

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Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    [   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount To be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value to be sold by the Company	245,135	$.0003	$73.54	$100.00
TOTAL:	245,135	$.0003	$73.54	$100.00

(1)     Consists of Common Stock of OnSource Corporation to be distributed by Global Casinos, Inc., a Utah corporation ("Global Casinos") to the holders of its common stock on August 6, 2001 (the "Spin-off Record Date") to effect a spin-off of the Company's shares. The Global Casinos shareholders will not be charged or assessed for the OnSource Common Stock, and OnSource will receive no consideration for the distribution of the foregoing shares in the Spin-off. There currently exists no market for OnSource Common Stock. OnSource has an accumulated capital deficit. As a result, the registration fee has been calculated based on one-third (1/3) of the par value of the shares in accordance with the provisions of Rule 457(f)(2).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ONSOURCE CORPORATION

Cross-Reference Index
	Item No. and Heading In Form SB-2 Registration Statement	Location in Prospectus
1.	Forepart of the Registration Statement and Outside Front Cover Page of Prospectus	Forepart of Registration Statement and Outside Front Cover Page of Prospectus
2.	Inside Front and Outside Back Cover Pages of Prospectus	Inside Front and Outside Back Cover Pages of Prospectus
3.	Summary and Risk Factors	Prospectus Summary; Risk Factors
4.	Use of Proceeds	*
5.	Determination of Offering Price	Front Cover Page
6.	Dilution	*
7.	Selling Securityholders	*
8.	Plan of Distribution	Plan of Distribution
9.	Legal Proceedings	Legal Proceedings
10.	Directors, Executive Officers, Promoters and Controlling Persons	Management
11.	Security Ownership of Certain Beneficial Owners and Management	Security Ownership of Management and Principal Stockholders
12.	Description of Securities	Description of Securities
13.	Interest of Named Experts and Counsel	Legal Matters; Experts
14.	Disclosure of SEC Position on Indemnification for Securities Act Liabilities	Management - Indemnification and Limitation on Liability of Directors
15.	Organization Within Last Five Years	The Company; Business - Overview
16.	Description of Business	Prospectus Summary; Risk Factors; Business
17.	Management's Discussion and Analysis or Plan of Operation	Management's Discussion and Analysis of Financial Condition and Results of Operations; Financial Statements; Business
18.	Description of Property	Business
19.	Certain Relationships and Related Transactions	Certain Transactions
20.	Market for Common Equity and Related Stockholder Matters	Certain Market Information
21.	Executive Compensation	Management - Executive Compensation
22.	Financial Statements	Financial Statements
23.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Changes in Accountants

*  Omitted from prospectus because Item is inapplicable or answer is in the negative

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED _____________, 2003

Prospectus

ONSOURCE CORPORATION
Spin-Off of OnSource Corporation by the Distribution of
245,135 Shares of Common Stock

We are furnishing this Prospectus to the shareholders of Global Casinos, Inc., a Utah corporation. Global Casinos will distribute all of our outstanding common shares that it owns in a special distribution to its shareholders.

Shareholders of Global Casinos will receive one (1) of our shares for every ten (10) shares of Global Casinos which they owned on August 6, 2001, the record date of the distribution. Fractional shares will be rounded to the nearest whole. These distributions will be made within ten (10) days of the date of this Prospectus. We are bearing all costs incurred in connection with this distribution.

Before this offering, there has been no public market for our common stock and our common stock is not listed on any stock exchange or on the over-the-counter market. This distribution of our common shares is the first public distribution of our shares. It is our intention to seek a market maker to publish quotations for our shares on the OTC Electronic Bulletin Board; however, we have no agreement or understanding with any potential market maker. Accordingly, we can provide no assurance to you that a public market for our shares will develop and if so, what the market price of our shares may be.

Investing in our common stock involves a high degree of risk.
You should read the "Risk Factors" beginning on Page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2003.

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Questions And Answers About The Spin-Off

Q:	How Many OnSource Shares Will I Receive?
A:

Global Casinos will distribute to you one (1) share of our common stock for every ten (10) shares of Global Casinos you own on the record date. No cash distributions will be paid for fractional shares, which will be rounded to the nearest whole.

Q:	What Are Shares Of OnSource Worth?
A:	The value of our shares will be determined by their trading price after the spin-off. We do not know what the trading price will be and we can provide no assurances as to value.
Q:	What Will OnSource Do After The Spin-Off?
A:	OnSource will continue to operate as a holding company for Global Alaska Industries, Inc., which is a holding company for Alaska Bingo Supply, Inc.
Q:	Will OnSource Shares Be Listed On A National Stock Exchange Or The Nasdaq Stock Market?
A:

Our shares will not be listed on any national stock exchange or the Nasdaq Stock Market. It is our hope that the shares will be quoted by one or more marketmakers on the OTC Electronic Bulletin Board, although we have no agreements or understandings with any marketmaker to do so.

Q:	Will the Spin-off Qualify as a Tax-Free Distribution?
A:	The distribution will not qualify as a tax-free spin-off under U.S. tax laws because one of the requirements for the transaction to constitute a tax-free spin-off is that Global Casinos would need to own at least 80% of the voting power of our outstanding capital stock and at least 80% of the number of shares of each class of our outstanding voting capital stock. As we have issued stock to various persons and, as a result, Global Casinos no longer owns at least 80% of our shares, we believe that the distribution will not qualify as a tax-free spin-off.
Q:	What Are The Tax Consequences To Me Of The Spin-Off?
A:

The total value of the distribution, as well as your initial tax basis in our shares, will be determined by the fair market value of our common shares at the time of the spin-off. A portion of this distribution will be taxable to you as a dividend and the remainder will be a tax-free reduction in your basis in your Global Casinos shares.

Q:	What Do I Have To Do To Receive My OnSource Shares?
A:

No action by you is required. You do not need to pay any money or surrender your Global Casinos common shares to receive our common shares. The number of Global Casinos common shares you own will not change. If your Global Casinos common shares are held in a brokerage account, our common shares will be credited to that account. If you own your Global Casinos common shares in certificated form, certificates representing your OnSource common shares will be mailed to you.

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Summary

About Our Company

       Please note that throughout this prospectus the words "we", "our" or "us" refers to OnSource Corporation, the parent company. OnSource is a holding company for its wholly-owned subsidiary: Global Alaska Industries, Inc., whose wholly-owned subsidiary is Alaska Bingo Supply, Inc. We will refer to the parent corporation separately as "OnSource" and the subsidiaries as "Global Alaska" and "ABSI," respectively.

       We were formed and organized by Global Casinos in October 2000 as part of its strategic plan to restructure its operations. Effective July 1, 2001, Global Casinos transferred to us assets and liabilities in exchange for 245,135 shares of our common stock. The assets consisted primarily of Global Casinos' interest in one of its wholly-owned subsidiaries: Global Alaska Industries, which owns ABSI as a wholly-owned subsidiary. With those assets, we assumed and agreed to pay approximately $641,000 in liabilities of Global Casinos, which was then converted by the 12 creditors holding the debt into 427,294 shares of our common stock. In addition, we sold 90,000 shares of common stock in a private placement for $45,000. Investors in the private placement included our officers and directors. As a result, the 245,135 shares being distributed under this prospectus represent 31.8% of our outstanding shares. Since the restructuring, our principal activity has been the operations of ABSI.

       The formation and spin-off of OnSource was part of Global Casinos' overall strategic plan to restructure its operations by separating its bingo supply and casino operations, reduce debt and improve cash flow. OnSource acquired the bingo supply operations and assumed $641,000 of Global Casinos' debt.

       Through ABSI, we are engaged in the sale of bingo and pulltab supplies in the state of Alaska and lease a facility and equipment to several charitable bingo gaming operations in that state.

       Our principal executive offices are located in Boulder, Colorado at 5455 Spine Road, Suite C, Boulder, Colorado 80301. Our telephone number at that address is (303) 527-2903; our facsimile number is (303) 527-2916. In addition to our corporate office, ABSI maintains an office and warehouse in Anchorage, Alaska located at 3707 Woodland Drive, #3, Anchorage, Alaska 99517. Its telephone number at that address is (907) 243-7003.

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Summary of the Spin-Off

       To accomplish the spin-off and related transactions described in this prospectus, the following material actions have occurred:

*	October 2000: OnSource Corporation formed and organized by Global Casinos
*	July 1, 2001: Dropdown of assets and liabilities from Global Casinos to OnSource
*	July 1, 2001: OnSource assumes Global Casinos liability under Series C Promissory Notes
*	August 6, 2001: Record date established for the spin-off
*	October 31, 2001: Holders of Series C Promissory Notes convert into 427,294 shares of OnSource common stock
*	March 1, 2002: Transaction Agreement summarizing spin-off entered into by Global Casinos and OnSource
*	June 13, 2002: OnSource shares owned by Global Casinos to be spun off and distributed are transferred to a spin-off trust
*	September17, 2002: Series of agreements with Astraea Investment Management, L.P. executed restructuring Global Casinos' secured and unsecured notes
*	November 10, 2003: Second Amended and Restated Transaction Agreement executed

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Explanatory Note

       We established August 6, 2001 as the spin-off record date. The delay between the record date and the date of this prospectus has been the result of our being understaffed and undercapitalized. We also experienced delays in completing the audit of our financial statements as of June 30, 2002.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding to invest in shares of our common stock.

The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating result. In this case, the trading price of our common stock could decline and you might lose all or part of your investment.

We have a history of negative cash flow and may incur negative cash flow in the future.

       ABSI has incurred significant operating losses since it was acquired by Global Casinos in 1997. As of June 30, 2003, the cumulative loss was $2,726,999. Although the Company has recently returned to profitability, it continues to experience negative cash flow as a result of principal payments required under its notes payable. The notes payable currently require annual principal payments approximating $206,000.

Our interest in ABSI is held subject to substantial debt. If we default in the payment we could lose our interest in ABSI.

       Global Casinos acquired ABSI in 1997 in a transaction in which Global Alaska issued to the seller of ABSI a non-recourse promissory note secured by all of the shares of common stock of ABSI. As of June 30, 2003, our remaining indebtedness to the seller of ABSI was $1.9 million and we are required to make monthly payments of $30,000, including interest. This payment substantially reduces our available cash flow and working capital. If we should default in the payment of that promissory note, the holder could foreclose and retake all of the shares of ABSI, thereby resulting in a total forfeiture of our interest in ABSI, our principal assets and operating entity.

The fact that our interest in ABSI is highly leveraged is also a barrier to our ability to raise additional capital.

       Substantially all of our operating assets are owned and used by ABSI and are subject to the security interest of the person from whom we purchased the company. As a result, these assets cannot be used as collateral to obtain additional working capital. The fact that substantially all of our assets are already pledged to secure existing long-term debt is a substantial obstacle to our ability to take advantage of future opportunities should they arise and to raise additional capital to meet cash flow requirements.

Due to our history of negative cash flow, we are uncertain that we will be able to continue as a going concern.

       Our consolidated financial statements have been prepared assuming that we will continue as a going concern. We cannot provide any assurance that we will have positive cash flow in the future or that we will be able to achieve our business objectives.

We have recently experienced a significant decline in sales which we may not be able to rectify. If sales do not improve, we will continue to experience negative cash flow.

       For the fiscal year ended June 30, 2003, our revenues were $2,291,670, compared with revenues of $2,300,963 for the fiscal year ended June 30, 2002. For the fiscal year ended June 30, 2001, our revenues were $2,702,624. Over the past two years our sales have declined by $410,954, or 15%. We have experienced a loss of market share due to the competitive activities of our former general manager, who is working for a competitor with strong native Alaskan alliances. In order to increase our revenues, it will be necessary for us to expand our operations and increase marketing, both of which will require additional capital, for which we have no commitment.

The legalization of other forms of gaming in the State of Alaska could materially and adversely affect our business.

       Currently, charitable bingo and pulltabs are the only legalized forms of gaming in the state of Alaska. However, from time to time legislative initiatives are introduced to legalize other forms of gaming in the state, including video poker and other electronic gaming devices. Should the state of Alaska legalize other forms of gaming, the bingo and pulltab industries would be substantially and adversely affected by the competition that would be posed by those newly-introduced forms of gaming.

Changes in state law or government regulation could adversely affect our business.

       Charitable bingo and pulltabs are under the regulatory supervision of the Alaska Department of Revenue's Gaming Unit. Published regulations of the Department of Revenue provide guidance on license requirements for distributors such as ABSI as well as operational requirements for charitable organizations. We believe that we currently comply with all regulations affecting our operations. However, there can be no assurance that current laws and regulations will not be changed or interpreted in such a way as to require us to alter our present activities, further restrict profit margins or obtain additional capital equipment in order to obtain or maintain our licenses and permits.

       Furthermore, there is a strong political element in the State of Alaska that opposes any form of legalized gaming which has sought in past years to introduce legislation to abolish all forms of gaming in the state, including bingo and pulltabs. Should any of these political and legislative initiatives be successful, it would effectively result in prohibiting all of our business operations in their current practice and configuration.

       The State of Alaska's Department of Revenue Gaming Group recently adopted changes in the gaming regulations. One of those changes prohibits distributors from providing turnkey facility management services to bingo hall operators. Some of the services currently provided by Alaska Bingo Supply, Inc. will be prohibited by the new regulations. The effective date of this regulation is January 1, 2004. ABSI receives monthly revenues approximating $30,000 from services that will be prohibited. Its monthly cost of providing the services approximates $20,000. ABSI plans to dispose of its facility management contract that involves prohibited activities. It is not known what proceeds, if any, will be realized from the disposal.

As a large portion of our revenues are derived from a relatively small number of customers, a loss of a major customer could cause us to suffer a significant loss of revenues.

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       In the past, we have derived a significant portion of our revenues from a relatively small number of customers. During the year ended June 30, 2003, our largest customer provided approximately 35% of our consolidated revenues consisting of 14% attributed to product sales and 21% attributed to facility management services. Our second largest customer provided approximately 13% of our consolidated revenues. We expect this trend to continue for the foreseeable future. As a result, if we lose a major customer, our quarterly and annual results of operations would be adversely impacted. Furthermore, should one of our major customers fail to pay amounts due us, it would have a negative effect on our financial condition. We do not have formal agreements with either of our two largest customers.  We cannot be certain that customers that have accounted for significant revenues in the past periods, individually or as a group, will continue as significant customers in the future.
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The terms upon which we may obtain additional capital may be dilutive to current shareholders or otherwise require unfavorable concessions.

       We may seek additional funding through public or private financings or collaborative or other arrangements with third parties. There can be no assurance that additional funds will be available on acceptable terms, if at all. If additional funds are raised by issuing equity securities, our existing stockholders and those who receive shares in the spinoff may experience substantial dilution. If adequate funds are not available, we may be required to delay, scale back or reduce our operations.

We face intense competition, which could cause our revenue and margins to suffer.

       The market for our products is highly competitive. We expect that competition will continue to intensify. Many of our competitors have stronger operating histories and client relationships, greater financial, marketing and public relations resources, larger client bases and greater name recognition than we have. Some of these competitors currently provide a broader range of products than we provide.

The barriers to enter our business are low and new competitors could cause our revenue and margins to decline.

       There are relatively low barriers to entry into our business. We do not own any technologies that preclude or materially inhibit competitors from entering our markets. Therefore, we expect to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

Our officers and directors are subject to possible conflicts of interest which may cause our business to be adversely affected.

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       Messrs. Jennings and Neuman serve as our sole directors and executive officers and also serve as the sole directors and executive officers of Global Casinos. Because of the interlocking relationship, it is possible that those individuals may be less aggressive in enforcing the rights and interests of each company in its dealings with the other. While we are not aware of any instance in which this has occurred, it is possible that future business dealings between the two companies could be adversely affected by this conflict of interest. Moreover, Mr. Jennings divides a majority of his business time between OnSource and Global Casinos, with approximately 40% of his time being devoted to the business affairs of Global Casinos and approximately 25% devoted to the affairs of OnSource, with the remainder devoted to other matters. Because of this dual management arrangement, we will have to compete with Global Casinos for his time and attention.
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No broker or dealer has committed to create or maintain a market in our stock

       We have no agreement with any broker or dealer to act as a marketmaker for our securities and there is no assurance that we will be successful in obtaining any marketmakers. Thus, no broker or dealer will have an incentive to make a market for our stock. The lack of a marketmaker for our securities could adversely influence the market for and price of our securities, as well as your ability to dispose of, or to obtain accurate information about, and/or quotations as to the price of, our securities.

Over-the-counter stocks are very risky.

       The over-the-counter markets for securities such as our common stock historically have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and the investment markets generally, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of the common stock.

       We have not applied to have our shares listed on Nasdaq, and do not plan to do so in the foreseeable future. As a result, trading, if any, in our securities will be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet Nasdaq listing requirements, or in what are commonly referred to as the "pink sheets." As a result, you will find it substantially more difficult to dispose of our securities. You will also find it difficult to obtain accurate information about, and/or quotations as to the price of, our common stock.

Our stock will not qualify to be listed on the Nasdaq stock market.

       Initially, our shares of common stock will not qualify for listing on the Nasdaq Stock Market and, as a result, will only be eligible for quotation on the OTC Electronic Bulletin Board. In order to qualify for initial listing on the Nasdaq Stock Market, a company must satisfy the following requirements:
*	stockholders' equity of at least $5,000,000; or
*	market capitalization of $50,000,000; or
*	net income from continuing operations (in latest fiscal year or two of the last three fiscal years) of $750,000; and
*	public float (shares) 1,000,000; and
*	market value of public float $5,000,000; and
*	minimum bid price of $4.00 per share; and
*	at least three market makers; and
*	at least 300 shareholders of record; and
*	operating history of at least one year; or

It is unlikely that we will be able to satisfy all of the foregoing criteria for the foreseeable future.

Trading in our shares will be subject o rules governing "penny stocks," which will impair trading activity in our shares.

       Our common stock will be subject to rules adopted by the Commission regulating broker dealer practices in connection with transactions in "penny stocks." Those disclosure rules applicable to "penny stocks" require a broker dealer, prior to a transaction in a "penny stock" not otherwise exempt from the rules, to deliver a standardized list disclosure document prepared by the Commission. That disclosure document advises an investor that investment in "penny stocks" can be very risky and that the investor's salesperson or broker is not an impartial advisor but rather paid to sell the shares. The disclosure contains further warnings for the investor to exercise caution in connection with an investment in "penny stocks," to independently investigate the security, as well as the salesperson with whom the investor is working and to understand the risky nature of an investment in this security. The broker dealer must also provide the customer with certain other information and must make a special written determination that the "penny stock" is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Further, the rules require that, following the proposed transaction, the broker provide the customer with monthly account statements containing market information about the prices of the securities.

       These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock. Many brokers may be unwilling to engage in transactions in our common stock because of the added disclosure requirements, thereby making it more difficult for stockholders to dispose of their shares.

Our stock price may be volatile and as a result you could lose all or part of your investment.

       The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

*	failure to meet our sales goals or operating budget
*	decline in demand for our common stock
*	revenues and operating results failing to meet the expectations of securities analysts or investors in any quarter
*	downward revisions in securities analysts' estimates or changes in general market conditions
*	technological innovations by competitors or in competing technologies
*	investor perception of our industry or our prospects
*	general economic trends

       In addition, stock markets have experienced extreme price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to resell their shares at or above the offering price.

Our quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors in any quarter, our share price could decline significantly.

       Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, our operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our common stock would likely decline significantly. Factors that may cause our operating results to fluctuate include many of the risk factors discussed elsewhere in this prospectus, and also include:

*	the fixed nature of a significant proportion of our operating expenses, particularly personnel and facilities;
*	the effect of seasonal expenditures by our clients;
*	the effect of employee utilization rates and the time required to train and productively engage new employees;
*	the effect of seasonal variations on disposable income; and
*	changes in our pricing policies or those of our competitors.

       Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

Issuances of our stock could dilute current shareholders and adversely affect the market price of our common stock, if a public trading market develops

       We have the authority to issue up to 25,000,000 shares of common stock, 5,000,000 shares of preferred stock, and to issue options and warrants to purchase shares of our common stock without stockholder approval. These future issuances could be at values substantially below the price paid for our common stock by our current shareholders. In addition, we could issue large blocks of our common stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

       The issuance of preferred stock by our Board of Directors could adversely affect the rights of the holders of our common stock. An issuance of preferred stock could result in a class of outstanding securities that would have preferences with respect to voting rights and dividends and in liquidation over the common stock and could, upon conversion or otherwise, have all of the rights of our common stock. Our Board of Directors' authority to issue preferred stock could discourage potential takeover attempts or could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making these attempts more difficult or costly to achieve.

       We have issued 427,290 shares of common stock to persons who converted approximately $641,000 in debt which we assumed from Global Casinos. In addition, we sold 90,000 shares of our common stock in a private placement for $45,000. These issuances have resulted in the 245,135 shares being distributed in the spin-off representing only 31.7% of our total outstanding shares. Persons who received shares for debt conversion or in the private placement will be able to sell their shares into a public trading market for our common stock if one develops in reliance upon Rule 144 under the Securities Act. Future sales of our common stock into the market may depress the market price of our common stock if one develops in the future. Sales of these shares of our common stock or the market's perception that these sales could occur may cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

Delaware law may limit possible takeovers.

       Our certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

Delaware law and our by-laws protect our directors from certain types of lawsuits.

       Delaware law provides that our directors will not be liable to us or our stockholders for monetary damages for all but certain types of conduct as directors. Our Bylaws require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing stockholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require us to use our assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances. We have also entered into indemnity agreements with each of our directors and officers, and we have directors' and officers' liability insurance.

The Spin-Off and Plan of Distribution
Distributing Company	Global Casinos, Inc.
Shares To Be Distributed:	245,135 shares of our common stock, $.0001 par value. The shares to be distributed in the spin-off will represent 31.7% of our total common shares outstanding.
Distribution Ratio

One (1) of our common shares for every ten (10) common shares of Global Casinos owned of record on August 6, 2001. No cash distributions will be paid and fractional shares will be rounded to the nearest whole.

No Payment Required	No holder of Global Casinos common shares will be required to make any payment, exchange any shares or to take any other action in order to receive our common shares.
Record Date

The record date for Global Casinos' distribution of our shares is August 6, 2001. The list of Global Casinos common shareholders eligible to participate in the distribution has already been determined by notice through ADP and the Depository Trust Corporation. Since the record date, the Global Casinos common shares have been trading "ex dividend," meaning that persons who have bought their common shares after the record date are not entitled to participate in the distribution.

Prospectus Mailing Date	_________________, 2003. We have mailed this prospectus to you on or about this date.
Distribution Date

245,135 of our common shares, which are held in a spin-off trust, will be delivered to the distribution agent, Corporate Stock Transfer, Inc., on this date, and the spin-off will be completed. The distribution date will be a date within ten (10) days following the prospectus mailing date designated above. If you hold your Global Casinos common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold Global Casinos shares in a certificated form, a certificate representing your shares of our common stock will be mailed to you; the mailing process is expected to take about thirty (30) days.

Distribution Agent	The distribution agent for the spin-off will be Corporate Stock Transfer, Inc., Denver, Colorado.
Listing and Trading of Our Shares

There is currently no public market for our shares. We do not expect a market for our common shares to develop until after the distribution date. Our shares will not qualify for trading on any national or regional stock exchange or on the Nasdaq Stock Market. We will attempt to have one or more broker/dealers agree to serve as marketmakers and quote our shares on the over-the-counter market on the OTC Electronic Bulletin Board maintained by the NASD. However, we have no present agreement, arrangement or understanding with any broker/dealer to serve as a marketmaker for our common shares. If a public trading market develops for our common shares, of which there can be no assurance, we cannot ensure that an active trading market will be available to you. Many factors will influence the market price of our shares, including the depth and liquidity of the market which develops, investor perception of our business and growth prospects and general market conditions. The public trading market might also be adversely affected by resales of the 525,294 shares of our common stock which we issued in conversion of debt and in a private placement to a group of investors which included our officers and directors.

Background and Reasons for the Spin-Off

       Global Casinos was formed and organized in approximately 1993 when, as a previously-existing public company, it changed its business strategy by acquiring gaming interests located in the State of Colorado which had just legalized limited stakes gaming in 1991. Among the properties that Global Casinos acquired at that time was the Bull Durham Saloon and Casinos located in Black Hawk, Colorado. The Bull Durham was owned and operated by Casinos, U.S.A., Inc., which Global Casinos acquired as a wholly-owned subsidiary.

       Between 1993 and 1999, Global Casinos acquired and disposed of numerous additional gaming interests located in Sochi, Russia, the Caribbean islands of Aruba and St. Maarten, Deadwood, South Dakota and Central City, Colorado. In each instance, the casino operations in these locations were unprofitable and the interests were either sold for nominal consideration or discontinued. As a result of this series of unsuccessful investments, Global Casinos generated a significant accumulated deficit which in part was funded through unsecured debt financings represented by outstanding promissory notes which, by the year 2000, were all fully matured, due and payable, but for which Global Casinos lacked the capital to repay.

       By the fall of 2000, the only gaming interest which Global Casinos retained other than the Bull Durham was its bingo and pulltab distribution operations in the State of Alaska, which it operated through a wholly-owned subsidiary, ABSI. ABSI had been acquired by Global Casinos in 1997 in a leveraged acquisition in which a newly-formed subsidiary, Global Alaska Industries, Inc., issued a promissory note to the seller in the approximate amount of $4.0 million. The terms of that debt have been restructured on three different occasions, the most recent being a modification effective October 15, 2002, in which the remaining principal balance due on the promissory note of $2.08 million became amortizable in reduced monthly installments of $30,000 each.

       It was apparent to management at Global Casinos that there existed no synergies or economies realized by having such diverse operating interests as the Bull Durham in Black Hawk, Colorado and Alaska Bingo Supply, Inc. located in Anchorage, Alaska. More significantly, however, Global Casinos recognized the need to restructure its debt and recapitalize its operations in order to continue to be viable as a going concern. As a result, Global Casinos developed two concurrent strategies which, if successful, would significantly improve its liquidity and working capital.

       The first strategy involved the restructure of certain debt and other commitments between Global Casinos, its subsidiaries, and its principal creditors, including Astraea Investment Management, L.P., Global Casinos' largest secured creditor. The second concurrent strategy involved developing a plan to spin-off the operations of ABSI, restructure other unsecured Global Casinos debt and provide for various adjustments in prior intercompany transactions described below. When integrated, both strategies were intended to principally benefit and satisfy the requirements first of Global Casinos' secured and unsecured creditors and secondarily the interests of the shareholders in having Global Casinos' diversify its operations and achieve greater financial stability.

       Beginning in January 2001, Global Casinos entered into discussions with Astraea Investment Management, L.P., which holds a first mortgage against the Bull Durham, representing approximately 50% of the mortgages encumbering the Bull Durham and also holds an unsecured $500,000 promissory note of Global Casinos which was fully matured, representing approximately 50% of Global Casinos' unsecured debt, exclusive of the Bull Durham mortgages and ABSI long-term note already discussed. As the holder of the senior mortgage against the Bull Durham, which is owned by Casinos, U.S.A., Inc., Astraea also had an interest in cash flow distributions from the Bull Durham under the provisions of Casinos, U.S.A.'s bankruptcy Plan of Reorganization which was confirmed in 1997. To address certain accounting issues regarding the proper allocation of Global Casinos corporate overhead expenses to entities within the consolidated group and in an effort to improve operating conditions at the Bull Durham, in approximately June 2002, Global Casinos agreed in principle with Astraea to implement the following material transactions:
*	Astraea agreed to waive accrued and unpaid interest and fees under the Astraea unsecured note.
*	Astraea agreed to extend the maturity date of the Astraea unsecured note to 2007, and to reduce the rate of interest thereon to seven percent (7%) per annum.
*	Astraea agreed that there would be a moratorium on payments on the Astraea unsecured note for 30 months.
*

Global Casinos and Astraea agreed that the Astraea unsecured note would be assigned to and assumed by Casinos, U.S.A. and be secured by one hundred percent (100%) of the outstanding shares of common stock of Casinos, U.S.A. (which owns the Bull Durham) and a security interest in the tangible and intangible assets of Casinos, U.S.A.

*

It was agreed that Global would continue to manage the Bull Durham for a management fee of $10,000 per month. Global Casinos has agreed to provide Astraea with certain financial reporting and inspection rights going forward.

*

Astraea has agreed to restructure its two mortgage notes against the Bull Durham to provide for interest at the rate of seven percent (7%) with a thirty-year amortization and an extended maturity date of seven (7) years. Astraea also agreed to defer installment payments on its two secured promissory notes to the extent of one hundred percent (100%) of each such installments until an aggregate deferral totaling $100,000 is reached, but in no event more than one (1) year. Deferred installment payments will be set aside and used for working capital purposes and capital expenditures at the Bull Durham which are approved by Astraea. Any expenses incurred by Astraea in connection with the restructure of the indebtedness will be added to the principal balances of its secured notes and repaid as part of the balloon payment at the maturity date of such note. Debt to third parties associated with the gaming equipment located at the Bull Durham has been restructured with the agreement of the vendor.

*

junior secured mortgage notes encumbering the Bull Durham will be restructured to bear interest at the rate of four percent (4%) per annum and amortized in a straight line over a term of thirty (30) years, with a seven-year balloon;

*	All debt associated with gaming equipment located at the Bull Durham is required to be restructured to the satisfaction of Astraea.
*

All shares of Casinos, U.S.A. preferred stock properly issued or issuable pursuant to an accounting to be mutually agreed upon by Global Casinos and Astraea in connection with the building expansion program undertaken by the Bull Durham shall be cancelled as part of the restructuring of Global Casinos.

*

Global Casinos granted to Astraea an option exercisable after 30 months to purchase all of the issued and outstanding shares of common stock of Casinos, U.S.A. for a purchase price of $100. Global Casinos may redeem the option by paying to Astraea an amount sufficient to retire in full the $500,000 promissory note held by Astraea and assumed by Casinos, U.S.A. together with interest at the rate of twelve percent (12%) per annum.

*

The Board of Directors of Casinos, U.S.A. was reconstituted to consist of persons approved by Astraea and the Colorado Division of Gaming, and the voting shares of Casinos, U.S.A. have been made subject to a voting agreement to enforce this agreement.

*	Arrangements have been made to restructure a note payable from the Bull Durham to Global Casinos to permit debt service by Global Casinos on a note held by a third party.

       The foregoing measures were designed to:
*

rectify prior accounting practices with regard to the internal allocation of corporate expenses between entities within the consolidated group, improve financial reporting and control over the separate financial statements of Casinos, U.S.A. and Bull Durham;

*	separate the operations of the Bull Durham from the consolidated operations of Global Casinos;
*	clarify intercompany accounts payable;
*	restructure the Astraea unsecured note and secure the repayment of that note;
*	restructure the secured loans encumbering the Bull Durham to improve cash flow; and
*	provide for the restructure of gaming equipment debt.

       The agreements with Astraea were initially framed in approximately May 2001 and became the subject of a series of definitive agreements between Global Casinos and Astraea executed effective September 17, 2003.

       In July 2001, Global Casinos reached agreements with the holders of two additional unsecured promissory notes to convert those notes into shares of Global Casinos common stock. In those agreements, Marco Foods, Inc. converted $50,633 in principal and accrued interest into shares of Global Casinos common stock at a conversion price of $0.25 per share. Marco Foods is a non-reporting private company which is unaffiliated with either Global Casinos or its officers and directors. In addition, Combined Penny Stock Fund agreed to convert $36,000 in principal and accrued interest under a promissory note into shares of Global Casinos common stock at a conversion price of $0.25 per share. Combined Penny Stock Fund, Inc. is a registered closed-end investment company regulated under the Investment Company Act of 1940, and is also unaffiliated with Global Casinos or any of its officers or directors.

       In a parallel but integrated track, Global Casinos also negotiated the terms of the present spin-off which focused more upon the restructuring of Global Casinos' substantial unsecured debt other than debt held by Astraea or impacting the operations of the Bull Durham. The spin-off formed an integral part of the Global Casinos debt restructuring agreements since for those creditors electing to convert into Global Casinos equity, the spin-off represented greater opportunity to achieve liquidity in their positions, given Global Casinos' inability to repay its debt in cash. The terms of the spin-off have been further designed to benefit Global Casinos by:
*	inducing unsecured noteholders to restructure their debt and convert into our equity;
*	assume Global Casinos' accounts payable and other liabilities to former affiliates of Global Casinos who also agreed to convert their debt into our common shares; and
*

retire the obligations of Global Casinos under a series of preferred stock that had been held by the seller of ABSI, which preferred stock has now been cancelled and replaced by a restructured promissory note of Global Alaska.

       The principal parties involved in negotiating the terms of the spin-off consisted of:
*

Astraea, to the extent their consent was necessary given the default by Global Casinos under the $500,000 promissory note owed by Global Casinos to Astraea. The issue to Astraea was to modify the terms of its secured and unsecured debt in order to obtain its consent to the spin-off of the Alaska assets.

*

Rockies Fund, Inc., as a holder and principal negotiator on behalf of the other holders of the Global Casinos Series C indebtedness. As representing approximately $641,000 in matured and unsecured debt, the holders of the Global Casinos Series C debt recognized that they had no meaningful recourse for repayment by Global Casinos. As a result, negotiations surrounded their agreements to "move" their debt from Global Casinos to OnSource and then convert that debt into OnSource common stock. Agreement was reached to convert that debt into OnSource common stock at a conversion price of $1.50 per share, which represented on a pro forma basis approximately 55% of the outstanding OnSource common shares. There were an aggregate of 12 holders of the Global Casinos Series C debt that elected to convert into OnSource common stock.

*

Mark Griffin was the individual from whom we purchased ABSI in 1997. Mr. Griffin had previously converted approximately $2.5 million in debt into shares of Global Casinos Series B Preferred Stock. In order to complete the debt restructure and spin-off, it was necessary to obtain Mr. Griffin's agreement to restructure the Series B Preferred Stock of Global Casinos into a revised secured promissory note of ABSI. Mr. Griffin agreed to this debt restructure and the cancellation of the Series B Preferred Stock of Global Casinos in July 2001.

Transaction Agreement

       Effective March 1, 2002, Global Casinos and OnSource entered into a Transaction Agreement which was designed to memorialized the various components of the debt restructure and spin-off into one agreement. The Transaction Agreement was subsequently amended and superceded, in part, by separate agreements with Astraea described elsewhere in this Prospectus. An Amended and Restated Transaction Agreement was executed on September 22, 2003, and a Second Amended and Restated Transaction Agreement was executed on November 10, 2003. The Transaction Agreement, as amended and restated, provides for the following:
*	formation of OnSource;
*	transfer of assets and liabilities to OnSource;
*	conversion of unsecured debt by Marco Foods, Inc. and Combined Penny Stock Fund, Inc.;
*	issuance of 245,135 shares of OnSource common stock to Global Casinos for assets and liabilities transferred to OnSource;
*	cancellation of Series B Preferred Stock and restructure of ABSI debt;
*	conversion of Global Casinos Series C debt into OnSource common stock at a price of $1.50 per share;
*

allocation of income taxes, items of income, gain, loss, deduction and expenditure between OnSource and Global Casinos following the record date of the spin-off in order to assure that the economic effect of the operations of ABSI are assigned to OnSource;

*	indemnification of Global Casinos by OnSource Corporation of liabilities assumed by OnSource Corporation; and
*	registration of spin-off shares.


Spin-Off Trust

       Effective June 13, 2002, Global Casinos caused the 245,135 shares to be transferred to a Spin-off Trust. Under the terms of the Trust Agreement, Frank L. Jennings, as Trustee, is to complete the registration and distribution of the spin-off shares for the benefit of the Global Casinos shareholders of record as of August 6, 2001, the spin-off record date, who are the beneficiaries under the Trust. Prior to the creation of the Spin-off Trust and the transfer of the shares to the trust, the spin-off dividend had been declared, but not paid, since distribution of the shares is dependent upon completion of their registration with the Commission. Due to delays in registering the spin-off shares, the Colorado Division of Gaming, which oversees and regulates the operations of the Bull Durham, ordered the complete separation of Global Casinos' operations in Alaska from its operations in Colorado, only the latter of which fell under the jurisdiction of the Division of Gaming. In order to accommodate this request, Global Casinos created the Trust Agreement and transferred the spin-off shares to the Trustee pending completion of the distribution.

Goals of the Spin-Off

       As indicated, the spin-off facilitated the restructure of the following $1,228,155 in unsecured debt of Global Casinos:
*	Class C Notes: $640,941 was exchanged for notes issued by OnSource Corporation and then converted into shares of OnSource common stock.
*

Astraea unsecured note in the amount of $500,581. This note was assigned without recourse to Casinos, U.S.A., and secured by a pledge of Global Casinos' interest in Casinos, U.S.A. common stock. As a result, Global Casinos no longer has any recourse liability for this obligation.

*	Marco Foods, conversion of $50,633 in debt.
*	Combined Penny Stock Fund, Inc., conversion of $36,000 in debt.

       Giving effect to the foregoing debt restructure and conversion, Global Casinos had at June 30, 2003 approximately $475,000 in unsecured debt; and Casinos, U.S.A./Bull Durham had approximately $2,125,000 in mortgages and $675,000 in long- and short-term debt. Because of the conversions of assumed debt to equity, the dropdown to  OnSource of  ABSI did not increase the historic indebtedness of Global Casinos.

       It is hoped that the combination of debt restructure and conversion, which relieves Global Casinos of approximately $1,228,155 in aggregate unsecured indebtedness in the particulars described above, together with the spin-off of its interest in OnSource, will have the following benefits for both Global Casinos and OnSource:
*

Greater strategic focus and reduced inefficiencies. As a result of each of its two core businesses having its separate on-site management team and Casinos U.S.A./Bull Durham having new independent management, Global Casinos expects the businesses will be better able to focus on corporate and strategic opportunities. These opportunities include acquisitions and investments that are critical to the growth and success of each of the business. In addition, Global Casinos expects that the restructuring and spin-off will eliminate the difficulties and inefficiencies inherent in managing two separate businesses.

*

Debt restructure will result in improved working capital and liquidity. As part of the restructuring and spin-off, Global Casinos and OnSource have been able to negotiate the restructuring or conversion to equity of approximately $1,228,155 in aggregate unsecured debt in the particulars described above. The holders of this debt required as a condition to such conversion that the restructuring and spin-off be undertaken to diversify the risk and opportunity represented by an equity investment in both companies. The restructure of this debt will substantially improve our ability and the ability of Global Casinos to attract additional investment capital.

*

Equity currency more directly linked to each business. As a result of the restructuring and spin-off, each of Global Casinos' two core businesses will have its own equity currency. Global Casinos expects that this will result in better incentives for greater accountability of employees by allowing incentive compensation to be more closely linked with market performance of the stock of each of the businesses. In addition, Global Casinos believes that equity currency more closely linked to each business may be more attractive consideration for future acquisitions.

Manner of Effecting the Spin-Off and Related Transactions

       To effect the spin-off and related transactions, the following material actions have occurred with the approval of our Board of Directors:
	*	We were formed and organized by Global Casinos in October 2000 for the purpose of effecting a spin-off.
	*	Effective July 1, 2001, Global Casinos transferred to us the following assets:
		-	All issued and outstanding shares of common stock of Global Alaska Industries, Inc. (and its wholly-owned subsidiary Alaska Bingo Supply, Inc.);
		-	All outstanding amounts (aggregating $635,000) due to Global Casinos from Global Alaska Industries, Inc. and Alaska Bingo Supply, Inc.; and
	*	Effective July 1, 2001, we assumed liabilities for

the Series C unsecured notes in the aggregate principal amount of $640,942 owed by Global Casinos to various unaffiliated noteholders and the holders released Global Casinos from further liability under the Series C notes. The holders of the Series C unsecured notes were the following persons and entities:

Dorothy Calandrella
Marie Kanger
A. Leonard Nacht
Calandrella Family Foundation(1)
Land Resources
Don Fruh
Bruce Madsen
Webquest, Inc.
Triumph Capital
Marco Foods, Inc.
Gina Garcia-Shaw
John R. Overturf, Jr.

____________________________
(1)  Stephen Calandrella, a former affiliate of Global Casinos, is a director of the Calandrella Family Foundation; however, Mr. Calandrella was no longer an affiliate when the notes were assigned to OnSource and converted into OnSource common stock.

Each of the foregoing noteholders executed an Assignment and Assumption with OnSource pursuant to which OnSource agreed to assume and pay the notes and release Global Casinos.
*

Effective October 31, 2001, the holders of the Series C notes agreed to convert those notes into an aggregate of 427,294 shares of our common stock. The effective conversion price was $1.50 per share of our common stock. Each of the holders executed and delivered an Agreement to Convert Debt in order to effect this conversion. It was the Assignment and Assumption of the Series C notes and the conversion of those notes into shares of our common stock that resulted in Global Casinos no longer owning at least 80% of our common stock, thereby resulting in the spin-off not qualifying as a tax-free reorganization.

	*	Effective January 30, 2002, we agreed to issued 8,000 shares of our common stock in settlement of a claim that had been asserted against Global Casinos.
	*	Effective January 30, 2002, we sold to five investors a total of 90,000 shares of our common stock for cash consideration of $45,000.
	*	Effective March 1, 2002, we executed a Transaction Agreement summarizing and memorializing each of the steps involved in the Global Casinos debt restructure and spin-off.
*

Effective June 13, 2002, in response to a request by the Colorado Division of Gaming, we entered into a Trust Agreement providing for the transfer of the spin-off shares into the Trust pending completion of the registration of the distribution of those shares.

	*	Effective September 17, 2002, we entered into a series of agreements with Astraea restructuring their secured and unsecured notes.
	*	Effective September 22, 2003, we executed an Amended and Restated Transaction Agreement amending and superseding the Transaction Agreement dated March 1, 2002.
	*	Effective November 10, 2003, we executed a Second Amended and Restated Transaction Agreement amending and superceding the prior Transaction Agreements.

       All of the foregoing share issuances were undertaken without registration under the Securities Act in reliance upon exemptions from the registration requirements of the Securities Act. All shares are subject to the resale restrictions of Rule 144. We have not granted registration rights to any of the holders of these restricted securities.

Mechanics of Completing the Spin-Off

       Within ten (10) days following the date that the SEC declares effective the registration statement that includes this prospectus, we will deliver to the distribution agent, Corporate Stock Transfer, Inc., 245,135 shares of our common stock to be distributed to the Global Casinos shareholders, pro rata.

       If you hold your Global Casinos common shares in a brokerage account, your shares of our common stock will be credited to that account. If you hold your Global Casinos common shares in certificated form, a certificate representing shares of our common stock will be mailed to you by the distribution agent. The mailing process is expected to take about thirty (30) days.

       No cash distributions will be paid. Fractional shares of our common stock issuable in accordance with the one-for-ten (1-for-10) distribution ratio in the spin-off will be rounded to the nearest whole.

       No holder of common shares of Global Casinos is required to make any payment or exchange any shares in order to receive our common shares in the spin-off distribution.

Forward-looking Statements

In General

       This prospectus contains statements that plan for or anticipate the future. Forward-looking statements include statements about the future of the software development, computer-based project management, consulting and strategic business consulting industries, statements about our future business plans and strategies, and most other statements that are not historical in nature. In this prospectus, forward-looking statements are generally identified by the words "anticipate," "plan," "believe," "expect," "estimate," and the like. Although we believe that any forward-looking statements we make in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified above in the Risk Factors section of this prospectus, include:

*	changes in general economic and business conditions affecting charitable bingo and pulltab industries;
*	changes in legislation and regulation effecting gaming in Alaska;
*	our ability to maintain good relationships with key customers and suppliers;
*	changes in our business strategies;
*	the level of demand for our products and services; and

       In light of the significant uncertainties inherent in the forward-looking statements made in this prospectus, particularly in view of our early stage of operations, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

Dividend Policy

       We have not declared or paid cash dividends on our common stock in the preceding two fiscal years. We currently intend to retain all future earnings, if any, to fund the operation of our business, and, therefore, do not anticipate paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by our board of directors.

Capitalization

       The following table sets forth our capitalization as of June 30, 2003. This section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.
As of June 30, 2003
Current maturities of debt	$ 206,555
Long-term debt	1,736,330
Total debt	1,942,885
Shareholders' (Deficit)
Preferred Stock, $.01 par value, 50,000,000 shares authorized; no shares outstanding	-0-
Common Stock, $.001 par value; authorized 100,000,000 shares: 772,929 issued and outstanding	772
Additional paid-in capital	906,923
Accumulated deficit	(2,726,999)
Total shareholders' (deficit)	($ 1,819,304)
Total shareholders' (deficit) and capitalization	$ 123,581

Certain Market Information

       There currently exists no public trading market for our common stock. We do not intend to develop a public trading market until the Spin-Off has been completed. There can be no assurance that a public trading market will develop at that time or be sustained in the future. Without an active public trading market, you may not be able to liquidate your shares without considerable delay, if at all. If a market does develop, the price for our securities may be highly volatile and may bear no relationship to our actual financial condition or results of operations. Factors we discuss in this prospectus, including the many risks associated with an investment in us, may have a significant impact on the market price of our common stock. Also, because of the relatively low price of our common stock, many brokerage firms may not effect transactions in the common stock.

Selected Financial Data

       Set forth below is our selected financial data as of and for our fiscal years ended June 30, 2003 and 2002. This financial information is derived from our consolidated financial statements and related notes included elsewhere in this prospectus and is qualified by reference to those consolidated financial statements and the related notes thereto.

Balance Sheet Data	June 30
2003
Total assets	$ 531,286
Current assets	465,277
Current liabilities	614,260
Net working capital (deficit)	(148,983)
Shareholders' equity (deficit)	(1,819,304)
Operating Statement Data	For the Fiscal Years Ended June 30,
	2003	2002
Revenues	$ 2,291,670	$2,300,963
Operating income	212,425	158,168
Net income (loss)	40,751	(43,873)
Weighted average number of common shares	771,505	577,692
Basic and diluted income (loss) per common share	$ 0.05	$ (0.08)

Management's Discussion and Analysis of Financial Condition
and Results of Operations

Overview

       Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts are forward-looking statements such as statements relating to future operating results, existing and expected competition, financing and refinancing sources and availability and plans for future development or expansion activities and capital expenditures. Such forward-looking statements involve a number of risks and uncertainties that may significantly affect the Company's liquidity and results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements. Such risks and uncertainties include, but are not limited to, those related to effects of competition, leverage and debt service financing and refinancing efforts, general economic conditions, changes in gaming laws or regulations. The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.

Results of Operations - Fiscal Year Ended June 30, 2003 Compared to the Fiscal Year Ended June 30, 2002

       Net Income. We reported net income of $40,751, $0.05 per share, for fiscal year 2003 compared to a net loss of ($43,873), ($0.08) per share, in fiscal year 2002. The improvement of $84,624 resulted primarily from the reductions in our operating and interest expenses as explained below.

       Revenues. We derive our revenue from the sale of products and services to charitable gaming operators in the State of Alaska. Product sales include bingo supplies, pull-tabs and equipment. Our operations are strictly regulated by the State of Alaska. For the most part, we may only sell to customers who have been licensed by the State of Alaska to operate bingo or pull-tab facilities. We also provide facility management services to licensed operators, including the provision of bingo facilities and equipment on a turnkey basis. Consolidated revenues for fiscal year 2003 were $2,291,670 compared to revenues of $2,300,963 for fiscal year 2002. Product sales decreased from $1,723,580 to $1,707,982, a decrease of 1%. Charitable gaming activities have declined in Alaska due to deteriorating economic conditions. We also face increased competition from a new competitor that recently expanded in the Anchorage marketplace. Revenue from facility management operations increased slightly from $577,383 to $583,688, an increase of 1%.

       Cost of Revenues. The total cost of revenues increased by $9,942 from $1,231,187 to $1,241,129, an increase of 1%. Product costs declined by $3,434 to $955,374 for the year ended June 30, 2003 as compared to $958,808 for the year ended June 30, 2002. Gross margins for product sales were 44% for both years. Freight costs included in product costs declined from approximately $18,872 in 2002 to $9,636 in 2003. We decreased freight costs by consolidating more inbound shipments in Seattle before transshipment to Anchorage. Facility management costs increased by $13,376 to $285,755 for the year ended June 30, 2003, as compared to $272,379 for the year ended June 30, 2002. Our facility management costs increased because of an escalation clause in the underlying facility lease and because of increased repair and maintenance costs.

       Operating Expenses.  Operating expenses consist of costs incurred at the distribution warehouse in Anchorage and administrative expenses incurred in Boulder. Included in this category are all salaries and all selling and marketing costs. Operating expenses declined by $73,492 to $838,116 in 2003 compared to $911,608 in 2002. For the year ended June 30, 2002, we incurred $210,000 in non-cash compensation expense. We sold 90,000 shares of common stock to five individuals, including our officers and directors. We received $45,000 in proceeds from the sale ($0.50 per share). We also issued options to purchase 120,000 shares of common stock to employees and directors. The exercise price for all options is $0.50 per share. For accounting purposes, we are required to assign a value to the shares and options. Since there is not yet a quoted market value for the shares, we valued the shares at $1.50 per share, the same value that was negotiated with the creditors in the conversion of debt to equity. This value may not be reflective of the actual cash value of the shares in future bid and ask transactions. The differential of $1.00 was recorded as stock compensation expense of $210,000 and as an additional contribution to capital of $210,000. This non-cash expense was not repeated in 2003. Certain other expenses increased. Accounting, auditing and legal fees increased by $65,000 in connection with the preparation of this Form SB-2. We implemented a new marketing promotion which increased costs by $59,000. Travel expense increased by $10,000, reflecting increased travel between Anchorage and Boulder. Depreciation expense decreased by $9,000 as older assets became fully depreciated.

       Interest Expense. Substantially all of our interest expense is incurred in connection with our installment note payable to the former owner of ABSI. The note, with a principal balance of $1,939,276 at June 30, 2003, bears interest at 8.5%, a rate that was reduced from 9% in October 2002. Interest expense declined to $171,674 in 2003 from $202,041 in 2002, a decline of $30,367, or 15%. The decline in interest expense was a result of the new interest rate and the normal decline in principal balance as the monthly installments are paid.

       Income Taxes. For tax purposes, the Company reported taxable losses for each of the last two fiscal years. There are differences in the accounting methods used for financial reporting purposes compared to tax reporting purposes. Our primary difference relates to the amortization of intangible assets. For tax purposes, all intangible assets are amortized over a fifteen year period. For financial reporting purposes, the intangible assets were amortized over a shorter period. As of June 30, 2003, the accumulated timing differences was $2,383,000 and the potential future tax benefit was $595,000. The potential future tax benefit does not appear in the accompanying financial statements due to uncertainty about our ability to use the potential benefits. We did not pay any income taxes in 2003 and 2002, and we do not expect to pay income taxes in 2004. The statement of operations for 2003 reports a current tax expense that would be payable absent the timing difference. The current tax provision is fully offset by a deferred tax benefit representing the benefits of the accumulated timing difference.

Liquidity and Capital Resources

       Historically, cash generated from operations has not been sufficient to satisfy working capital requirements and debt repayment obligations. Due to the Company's capital deficiency and working capital deficit, our Report of Independent Certified Public Accountants as of and for the years ended June 30, 2003 and 2002, included an uncertainty as to the Company's ability to continue as a going concern. Our current financial condition and uncertainties with regard to the Company's ability to generate sufficient cash from operations to meet our capital requirements and debt obligations limit our ability to raise additional capital through debt or equity financing.

       Effective June 30, 2001, Global Alaska restructured its agreement with the previous owner of Alaska Bingo Supply. All of the Global Casinos, Inc. Class B Preferred Stock owned by the previous owner and two notes payable to the previous owner were converted into a single promissory note with a principal amount of $2,385,170. The dividends and redemption provisions of the Preferred Stock had required monthly payments of approximately $65,000. Between July 2001 and October 2002, the note required monthly payments of $43,000, including interest at 9%. In October 2002, the note was modified to bear interest at 8.5%, with monthly principal and interest payments of $30,000 with all unpaid principal and interest due in September 2007. Under the modified terms of the note, principal of approximately $975,000 will be due at maturity. The terms of the note state that failure to meet the payment obligations would result in forfeiture of the Company's interest in Alaska Bingo Supply. We believe that the October 2002 modification reduces the annual cash requirements to service the note to a level appropriate with our expected cash flows provided by future operations. In addition, we may seek alternative debt or equity financing to retire the note, or negotiate additional modifications that would allow us to refinance the balloon payment due in September 2007. However, there can be no assurance that future cash flows will be sufficient to service the note, or that we will be successful in obtaining additional or alternative debt or equity financing, and/or additional modifications or extensions to the note.

       We are obligated under two operating leases for facilities in Anchorage. We lease one facility that has been configured for use as a bingo hall. The lease will expire in August 2005, unless extended.   We also lease a facility that we use for our offices and warehouse.  This lease will expire in July 2004, unless extended.

The following table summarizes the future cash obligations associated with the Company's debt and long-term operating leases:

	Payments due by period
Contractual obligations	Total	FY2004	FY2005-2006	FY2007-2008
Debt payments, including interest	$ 2,460,000	360,000	720,000	1,380,000
Operating leases	$ 585,000	300,000	285,000	0
Total	$ 3,045,000	660,000	1,005,000	1,380,000

       Net cash provided by operating activities increased from $219,248 in 2002 to $283,266 in 2003. The improvement in operating cash was primarily the result of our improved net income and increase in accounts payable.

       Investing activities used net cash of $55,619 in 2003 compared to $10,559 in 2002. In 2003, we increased our capital expenditures, primary the purchase of Automated Teller Machines and improvements at our facility management locations.

       We used cash of $229,193 for financing activities in 2003 compared to $229,845 in 2002. In fiscal 2002, we made principal payments on our debt of $274, 845 and received cash proceeds of $45,000 from the sale of common stock. In fiscal 2003, all of the cash used in financing activities was normal principal payments on our debt.

       Current assets decreased from $489,499 as of June 30, 2002 to $465,277 at June 30, 2003 a decrease of 5% primarily due to lower inventory levels. We improved our inventory management procedures to better match inventory quantities with expected sales activities. Current liabilities increased from $498,722 on June 30, 2002 to $614,260 on June 30, 2003. Our current liabilities increased primarily because we have not been sufficiently profitable to satisfy all of our obligations. Accounts payable have increased by $184,291 to $296,025 at June 30, 2003. Substantially all of the increase represents amounts due to or advances received from stockholders. The amounts due to stockholders are due on demand. Although no stockholder has demanded payment, they are free to do so at any time. Furthermore, the stockholders are under no obligation to continue to advance funds to us.

       We continue to manage our trade account receivables, inventory levels, and operating expenses in response to declining product sales resulting from increased competition for our products and deteriorating economic conditions in Alaska. While we continue to seek short-term financing, we have not been successful in obtaining an appropriate credit facility, and we do not have any commitments from any source for additional working capital. While we believe that our current capital resources and expected cash generated from future operations will be sufficient to continue operations over the next twelve months, we can provide no assurance of such an outcome.

Outlook

       We have adjusted our operating costs in an effort to match the decrease in product sales. Deteriorating economic conditions in Alaska have adversely affected our performance. Should economic conditions continue to deteriorate in Alaska and increased competition erode our market share, we could be forced to take further cost reduction action to maintain adequate cash flow to continue operations. We believe that we have the ability to react to further deterioration in sales, but there is no assurance that our efforts will result in increased liquidity or future profitability.

       New regulations adopted by the State of Alaska will require us to phase out a portion of our facilities management services on or before January 1, 2004. We must divest our interests in any real property used as a bingo hall. We can continue our interest in equipment and other personal property. The real property component generated approximately $120,000 of gross margin to our operations for each of the years ended June 30, 2003 and 2002. We are currently exploring alternatives to minimize the impact of these regulations on our future operations. Should we be unsuccessful, the loss of these margins could have an adverse impact on our future operations and cash flows.

       We are actively pursuing additional products and services that we can distribute to our current customer base. We recently expanded our ATM business and currently have contracts to service or maintain 17 machines. ATM revenue included in our financial statements was $49,089 and $42,707 in 2003 and 2002, respectively. While we believe that there is an opportunity to place additional ATM machines in our service area, we do not believe that future ATM revenue will be significant in relation to revenue generated by our bingo activities.

Business

Overview

       OnSource Corporation was formed and organized on October 4, 2000 as a Delaware corporation. Initially, we were a wholly-owned subsidiary of Global Casinos, Inc. Effective July 1, 2001, Global Casinos transferred to us certain assets and liabilities in exchange for shares of our common stock. The assets consisted primarily of Global Casinos' interest in one of its wholly-owned subsidiaries: Global Alaska Industries, Inc. which owns a wholly-owned subsidiary, Alaska Bingo Supply, Inc. With those assets, we assumed and agreed to pay certain liabilities and obligations of Global Casinos. Since the restructuring, our principal activity has been the operations of ABSI. We have prepared this registration statement and prospectus so that the shares of our common stock which are owned by Global Casinos can be distributed to Global Casinos shareholders as a dividend. Following completion of the spin-off distribution, we will be a reporting company and will try to develop a public trading market for our common stock.

       All of our operations are conducted through Alaska Bingo Supply, Inc. We are licensed as a supplier of charitable gaming supplies and equipment in the state of Alaska. Alaska Bingo Supply, Inc. has operated as a licensed supplier since 1979. ABSI has been a wholly-owned subsidiary of Global Casinos, Inc. since August 1, 1997.

Gaming in Alaska

       Charitable bingo and pull-tabs are currently the sole form of legalized gaming in Alaska. The use of the term charitable gaming is somewhat misleading as Alaska's gaming programs allow many different types of organizations to participate, including municipalities, civic leagues, fraternal orders, veteran groups, labor organizations, trade groups, and political parties. All of those organizations qualify even though they are not considered charities by the Internal Revenue Services. Alaska statutes only require that a qualified organization operate without profit to its member and that it exist continually for a period of three years immediately before applying for a license.

       There are a number of different types of gaming businesses and non-profit organizations that conduct gaming activities in Alaska. The following terms are used extensively in the various statues and regulations:
*

A multiple-beneficiary permit (MBP) allows two to six municipalities or qualified organizations or a combination of two to six municipalities or qualified organizations to jointly conduct gaming activities.

*	An operator is a natural person who, or a municipality or qualified organization that has obtained a license to conduct gaming activities on behalf of a permittee.
*	A permittee is a municipality or a qualified organization that holds a valid permit to conduct gaming activities.
*	A vendor is a business that holds a qualifying beverage dispensary or package store license that sells pull-tabs on behalf of a permittee.

       Substantially all of our customers can be classified into one of these categories.

       Under Alaska regulations, bingo is defined as a game of chance of, and restricted to, the selling of rights to a participant, and the awarding of prizes, in the specific kind of game of chance sometime known as bingo or lotto, played with cards bearing numbers or other designations, five or more in one line, the holder covering numbers when objects similarly numbered are drawn from a receptacle, and the game being won by the person who first covers a previously designated arrangement of numbers on the card. The state of Alaska limits the amount of any single prize in the game of bingo to $1,000 and limits the total payout for any one session of bingo to $4,000. A bingo session is run for a specific charity and does not exceed four hours in any one-day.

       A "pull-tab", also known as Cherry Bells, Pickles, Pop-Opens, and card board slot machines, is defined as a game of chance where a card, the face of which is covered to conceal numbers, symbols, or set of symbols, is purchased by the participants and where a prize is awarded for a card containing certain numbers or symbols designated in advance at random.

       Pull-tabs are sold in a Bingo hall, a bar, or a rippie store (a store or designated area designed specifically for the sale of pull-tabs). They are displayed in a glass or plastic display that prevents the customer from touching the pull-tabs. The customer purchases the tabs from a pull-tab clerk who hands the pull-tabs to the customer. After the customer plays the tabs by uncovering the symbols or numbers, winning tabs are returned to the clerk for redemption.

       The pull-tab games are designed to ensure profitability to the permittee. The only risk on the game is human error or theft. Because of the large amount of human intervention and the inherent short-term nature of the employee, these are both large factors and a severe risk. The pull tab manufacturers attempt to limit human error by printing a "Win Code" on the winning tabs. The win code is a simple way to tell the clerk how much money is due to the customer.

       If an operator limits or eliminates the risks, the rewards are guaranteed. The pull-tabs are designed to yield a certain gross profit, and if they are sold, the operator will profit from the sale.

       In the state of Alaska, a municipality or any other organization that is qualified to benefit from the proceeds of charitable gaming activities (bingo or pull-tabs) is called a "permittee." A permittee may operate a gaming establishment or join with up to five other permittees and obtain a Multiple Beneficiary Permit (MBP). The MBP selects a Member in Charge (Manager) to oversee the activities and management of a bingo parlor.

       The individual permittee has an alternate method of deriving benefit from charitable gaming through an "Operator." An operator is a natural person licensed by the State of Alaska to conduct gaming activities on behalf of permittees. The operator will own or lease a bingo parlor and operate it on behalf of two to six permittees. Although each permittee must verify the required state reports, they have no direct oversight or management responsibilities.

       Pull-tabs may also be sold by a qualifying beverage dispensary, bar, tavern, or package liquor store. The organization holds a "Vendor" license under the charitable gaming laws of Alaska. We cannot sell pull-tabs directly to a vendor, but must go through the permittee who is to receive 70% of the ideal net income value of the game upon delivery of the pull-tabs. A permittee may have up to six qualified vendors selling pull-tabs for the benefit of that permittee.

       The state of Alaska also allows stores to specialize only in the sale of pull-tabs. No alcoholic beverages are served in these stores and they also hold vendor licenses. The special stores are commonly known as rippie stores. Pull-tabs are sold in denominations ranging from $0.50 each, up to $2.00 per tab.

       Essentially the gaming laws of Alaska require that 10% of the gross income from bingo operations and 30% of the adjusted gross income from pull-tab sales must go to the "charitable" permittee.

       History. On August 1, 1997, our parent company, Global Casinos, Inc., through its wholly owned subsidiary, Global Alaska Industries, acquired all the outstanding shares of stock of Alaska Bingo Supply, Inc.. The purchase price of $4,400,000 consisted of $400,000 cash and a $4,000,000 promissory note payable to the seller, collateralized by all of the shares of ABSI common stock and bearing interest at 8%.

       Effective October 15, 2002, the balance due to the seller of ABSI was restructured into a Global Alaska promissory note in the approximate amount of $2.08 million payable to the previous owner of ABSI. The note bears interest at 8.5%, is payable in monthly installments of $30,000, and is non-recourse, and is collateralized by the common stock and all assets of ABSI. It matures in 2007.

Our Sources of Income

       Alaska Bingo Supply, Inc. has four categories of income:

*	the sale of material and equipment to fully operate a bingo hall.
*	the sale of pull-tabs to any qualified permittee that would include bingo halls, bars, and specialized rippie stores.
*	the providing of property and equipment to Bingo Halls on a facilities management basis.
*	income from ATM machines located primarily on the premises of bingo halls.

With the exception of the facilities management services operations which are being phased out under new regulations adopted by the State of Alaska, it is our intent to focus on these areas and attempt to increase our market share in each of the aforementioned income sources. We will also seek out other products that could be distributed in the geographic area served by ABSI. At this time we do not have any specific products identified that fit this objective.

       Bingo Products. We supply the bingo halls with bingo paper, daubers to mark the paper, miscellaneous novelty items, and a range of equipment to operate a bingo hall. Approximately 25% of total revenue is produced by bingo products.

       Bingo paper constitutes 20% of the products we distribute. The paper is separated into a color sequence and the number of cards (faces) on a sheet. A sheet with six faces would be called a "six on", a sheet with nine faces on a sheet would be a "nine on" and so on. The paper is then further divided by the color and direction of the faces on a sheet. If the faces run vertically on a sheet the game is called vertical and conversely if the faces run horizontally on a sheet it is called horizontal. This is simply a bingo hall preference. Finally, the sheets are separated by color. Each time a game changes at a bingo parlor, the color of the sheet that is used is changed. Each hall has a different order of the games that are being played and thus a different color sequence that they are following.

       We supply the halls with booklets that contain one sheet for every game being played. If the hall were running ten separate games in a session then the booklet would have ten separate colors on ten separate pages.

       The number of faces on a sheet is simply determined by supply and demand. If the majority of the customers are requesting to play six different faces each game then the bingo hall would order paper with six different faces on a sheet.

       Combining the number of faces with the number of color available results in a multitude of products. We carry over 240 different combinations of colors and number of faces. However, about 40% of our bingo paper revenue is produced by five stock keeping units.

       We also make custom paper booklets for twenty different bingo halls in the state. These booklets are customized with logos, colors, combinations, and special options such that the bingo hall can sell a product unique to their location. Our custom booklet sales agreements require the bingo hall to purchase all of the booklets produced for them.

       Pull-tabs and Coin-Boards. The category of pull-tabs and coin-boards constitute 50% of the total revenue of ABSI. We carry approximately 400 different kinds of pull-tabs, 90 stock keeping units account for 80% of our company's sales in the pull-tab and coin-board category. Most of the products are non-proprietary and are carried by our competitors. We as well as our competitors each have a small number of pull-tabs that is exclusively designed pull-tabs that generally have been designed especially for a specific dealer. We have fifteen exclusive pull-tab designs that we carry in inventory. Although there are some sales advantages to exclusive products, the requirement to order a large special printing forces the distributor to carry more inventory of that product than the sales volume in Alaska can sustain. The constantly changing popularity of individual pull-tabs represents a risk of obsolescence.

       Facilities Management. In the past, we have derived approximately 23% of our revenues from providing premises and equipment to bingo halls operated by third parties. Under prevailing market conditions, we have been able to provide these facilities for more than our cost under the primary lease. This is partially due to our providing equipment and some services to the bingo operator as well as the premises. The Alaska Department of Revenue has adopted new regulations which preclude us from providing premises to bingo operators. These new regulations will be phased in during 2003. As of January 1, 2004, we will be required to discontinue that portion of our facilities management services that pertains to leased premises. These services currently provide a positive cash flow of approximately $10,000 per month.

       Automated Teller Machines. We provide ATM's and related repair and maintenance services. Approximately 2% of our total revenue is provided by this activity.

       Markets and Marketing. Total supplies purchased by charitable gaming permittees in Alaska was $9,514,000 for the calendar year ended December 31, 2001, which is the most recently published report from the State of Alaska. ABSI sold $1,720,000 of bingo and pull-tab supplies during that period, representing a 18% share of the market. Based on our experience and informal investigations, we believe that the overall market in the state of Alaska has remained relatively stable since the last published report. Over the last three years ABSI lost market share approximately from 30% to 18%. Our loss of market share is a result of ABSI's former general manager leaving to take the same job with a competitor and closing of a major bingo hall that annually purchased $250,000 from us. In addition, a major competitor headquartered in Juneau opened a warehouse in Anchorage and has aggressively taken some market share from ABSI and other competitors. About 60% of our sales take place within a 100-mile radius of Anchorage, the most populous area in the state of Alaska.

       Our marketing activities include sending out flyers to the permittees, operators, multi-beneficiary permittees, and vendors to advertise product and availability. In addition, our two full-time salaried sales persons rely on frequent customer phone calls and where economical and practical, visiting the customer facilities as frequently as possible.

       We sell by product price and product availability. Our customer service policies focus on price and delivery and controlling our inventory to the extent of having the product available when the customer needs it. From experience we know that a customer will buy from a competitor if we can't deliver a particular product in a timely fashion.

       Competition. In the state of Alaska there are a total of 13 licensed distributors. There are four major distributors including ABSI. All four of the major distributors have warehouses and sales forces in Anchorage. Approximately 88% of sales in the state are processed by these four distributors.

       Our major competitors operating in Alaska are:

       Alaska Indoor Sports. Alaska Indoor Sports operated primarily in the Juneau area until 1998, when they began a major expansion. They are very aggressive in the Anchorage area. The company has access to significant financial resources and has expanded its market share through price-cutting.

       Denali Gaming. This company is owned by a native organization in Alaska and is primarily serving the native owned bingo parlors and vendor locations (bars and rippie stores). The organization hired our former general manager and captured much of the native business that was formerly served by ABSI. At this time Denali has not attempted to make significant inroads into non-native owned establishments.

       The Whaler Casino Supply. The Whaler is an old, well-established distributor based in Anchorage that has served the same market as ABSI. Like ABSI, the Whaler has lost some market share to the aggressive expansion of Alaska Indoor Sports and Denali Gaming. We believe that the Whaler's capital structure provides it with great financial flexibility in the current competitive environment.

       Although our competitors are private companies that do not publish financial data, we estimate market shares as follows:
ABSI	18%
The Whaler	25%
Denali Gaming	15%
Alaska Indoor Sports	30%
All other	12%
100%

       Suppliers. There are a limited number of suppliers of bingo and pull-tabs products in the industry partially due to the fact that they are required to be approved by the states in which their products are sold. Although limited, there are two or more sources for the products sold in Alaska. All our major products have multiple sources but each has some different features that individual customers may prefer, thus requiring ABSI to purchase from all sources to satisfy those particular customers. ABSI believes that it has satisfactory relations with all of the suppliers. Our largest supplier of bingo products is The Bingo Paper Company which provides about 21% of our products. Our largest supplier of pull-tab products is Bingo King which supplies about 24% of our product. The loss of a major supplier could cause delays and possible loss of sales that would have a material adverse impact on our operating results.

       Customers. The state of Alaska has issued a total of 1,176 permits to persons and entities involved in the gaming business. Included in the total are 25 operator licenses, 260 vendor licenses, and 12 multi-beneficiary permittees. Therefore, our total potential customers base is 297 customers. Of this group, we sell to about one-half of the licensees. Two customers, the Northern Lights Bingo Hall and The Tudor Road Bingo Hall currently represent 48% of our consolidated revenues. The loss of either one of these customers would constitute a material adverse event for our business. We extend credit to our customers in the form of open accounts which require payment in thirty days. Historically, bad debts have not been a significant problem. Bad debt expense was $12,500 for 2003 and $1,000 for 2002. However, the failure of any significant customer to pay their invoices when due would have a significant adverse effect on us.

       Regulation. ABSI's operations are regulated by the Alaska Department of Revenue's gaming unit. Regulations, which can change annually, provide guidance on license requirements for distributors like ABSI, as well as operational requirements for the charitable organizations. To obtain a distributor license the company must pay an annual fee of $1,000 to the state and adhere to a series of regulatory requirements including:
*	Only distribute products from state approved manufacturers
*	Must distribute from an in state location
*	File timely monthly sales reports to the state
*	Pay the 3% tax monthly

       A distributor must follow all the gaming regulations in the state of Alaska. In addition certain prohibitions exist for a distributor, such as:
*	A distributor may not have an employee, or contract with, a person that is also an employee of a customer that holds an MBP, vendor license, or operators license.
*	A distributor may not accept or offer anything of value that is not a part of an arms length transaction with any one that is licensed by the gaming commission in the state of Alaska.
*	A distributor may not sell gaming supplies to a permittee who is a direct relative at a price that is higher than the sales price offered to all other customers.

       The State imposes a 3% tax on profits from pull-tab games. Profit is defined as the percentage of profit made by vendors on each pull-tab. We are required to remit the tax to the State each month. Our customers reimburse us for the tax we pay on their behalf.

       Seasonality. ABSI's operations are strongly influenced by the amount of daylight and snow received. Due to its location, Alaska endures extreme fluctuations in the amount of sunshine it receives, ranging from virtual total daylight in the summer months to no light in the winter months. In addition, the state receives significant snowfall in the winter that does not melt due to the lack of sunshine. Consequently, our operations are the strongest from September through April when people do not tend to be outdoors.

       Product Development. ABSI does not actively attempt to develop new products for the gaming industry, but rather relies upon the product manufacturers to present new products for our distribution systems. We do recognize that having private exclusive brands of pull-tabs can provide a competitive advantage. We believe that the requirements and expense to purchase and maintain inventories of large quantities of an exclusive product override the competitive advantage.

Employees

       Our only executive officer is Frank L. Jennings, Chief Executive/Financial Officer.

       Alaska Bingo Supply operates under the supervision of its President, Jerry Lewis. ABSI currently has five full-time employees. We have no written agreements with any of our employees, including Mr. Lewis. We do not carry key man life insurance on any of our employees.

       We are not part of any collective bargaining agreement. There have been no work stoppages and we believe our employee relations are good.

Intellectual Property

       We do not claim any intellectual property protection to any of our assets and do not believe that intellectual property protection is material to our operations.

Consultants

       Since July 1, 2001, Gunpark Management, LLC has been providing us with certain management, clerical and administrative services. Gunpark Management, LLC is a company controlled by Mr. Jennings. Gunpark Management, LLC provides similar services for our parent company, Global Casinos, as well as other unaffiliated companies. Gunpark Management, LLC charges us our pro-rata share of the expenses associated with those services which it provides to us and other companies.

Corporate Offices: Boulder, Colorado

       We currently share office space with our former parent company, Global Casinos at facilities provided by Gunpark Management, LLC. We are charged our pro-rata share of office operating expenses, including rent, utilities, communications, and office staff, which approximates $2,000 per month.

Operating Subsidiaries

       ABSI has its offices and warehouse at 3707 Woodland Drive, #3, Anchorage, AK. ABSI rents 8,000 square feet of space under a lease requiring monthly payments of $5,000. The lease expires in 2004.

       We believe that each of our facilities is adequate for its intended purpose and does not plan any significant investment in additional facilities during the next year.

Legal Proceedings

       OnSource is not currently involved in any material legal proceedings.

Management

Directors, executive officers and key employees

       The name, position with OnSource and Global Alaska Industries, age of each Director, executive officer and key employee of those companies is as follows:
Name	Age	Position
Frank L. Jennings	52	Director, President, Chief Executive Officer, Chief Financial Officer
Clifford L. Neuman	55	Director, Secretary

       We conduct business through our wholly owned subsidiary, ABSI. The name, position, and age of each Director and executive officer of the subsidiary are as follows:
Name	Age	Position
Frank L. Jennings	52	Director
Clifford L. Neuman	55	Director
Jerry Lewis	38	President

_________________________________

       The following sets forth biographical information with respect to our Directors and executive officers for the prior five years:

       Frank L. Jennings has been a Director, President and Chief Executive Officer of OnSource since its inception in October 2000. In addition, he has been a Director and Chief Financial Officer of our parent corporation, Global Casinos, since 2001. Furthermore, Mr. Jennings is a principal of Gunpark Management, LLC, an entity which provides management, clerical and administrative services to OnSource and Global Casinos. He was employed as Chief Financial Officer of American Educational Products, Inc., from 1993 until 2001. He holds a degree in Finance from Indiana University.

       Clifford L. Neuman has been Director and Secretary of the Company since its inception in October 2000. He has served on the Boards of Directors of several public companies: American Educational Products, Inc. from 1991 to 2000; iRV, Inc. from 1999 to 2001; and Global Casinos, Inc. from 1996 to present. Mr. Neuman is a principal in the law firm of Clifford L. Neuman, P.C. of Boulder, Colorado and serves as legal counsel to the Company and its former parent, Global Casinos. Mr. Neuman has been licensed as an attorney in the State of Colorado since 1973. He holds a Bachelor of Arts degree from Trinity College, Hartford, Connecticut (1970) and a Juris Doctorate degree from the University of Pennsylvania (1973).

       Jerry Lewis has been the President of ABSI since March 1, 2002. From October 1999 to February 2002 he was the General Manager of the Bull Durham Saloon and Casino in Black Hawk, Colorado. From 1992 to 1999 he was the General Manager of the Rich Man Casino in Black Hawk, Colorado. From 1990 until 1992 he was the manager of management information systems at the Riverside Resort Hotel and Casino in Laughlin, Nevada. He holds a degree in Management Information Systems from the University of Wyoming (1990) with a minor in Computer Science.

       Each director is elected to serve for a term of one year until a successor is duly elected and qualified.

       Our executive officers are elected annually at the first meeting of our Board of Directors held after each annual meeting of stockholders. Each executive officer will hold office until his successor is duly elected and qualified, until his resignation or until he shall be removed in the manner provided by our By-Laws.

       Currently, we do not have standing Audit, Compensation or Nominating Committees of the Board of Directors. During fiscal 2004 we do plan to form an Audit Committee. No member of the Audit Committee will receive any additional compensation for his service as a member of that Committee and members of this committee will be primarily comprised of non-officer directors. The Audit Committee will be responsible for providing assurance that financial disclosures made by management reasonably portray our financial condition, results of operations, plan and long-term commitments. To accomplish this, the Audit Committee will:
*	oversee the external audit coverage, including the annual nomination of the independent public accountants,
*	review accounting policies and policy decisions,
*	review the financial statements, including interim financial statements and annual financial statements, together with auditor's opinions,
*	inquire about the existence and substance of any significant accounting accruals, reserves or estimates made by management,
*	review with management the Management's Discussion and Analysis section of the Annual Report,
*	review the letter of management representations given to the independent public accountants,
*	meet privately with the independent public accountants to discuss all pertinent matters, and
*	report regularly to the Board of Directors regarding its activities.

       We also plan to form a Compensation Committee during fiscal 2004. No member of the Compensation Committee will receive any additional compensation for his service as a member of that Committee. The Compensation Committee will be responsible for:
*	reviewing pertinent data and making recommendations with respect to compensation standards for our executive officers, including the President and Chief Executive Officer,
*	establishing guidelines and making recommendations for the implementation of management incentive compensation plans,
*	reviewing the performance of the President and CEO,
*	establishing guidelines and standards for the grant of incentive stock options to key employees under our Equity Incentive Plan, and
*	reporting regularly to our Board of Directors with respect to its recommendations.

       There are no family relationships among Directors, nor any arrangements or understandings between any Director and any other person pursuant to which any Director was elected as such. The present term of office of each Director will expire at the next annual meeting of stockholders.

Director compensation

       We have not paid any cash compensation to our directors for their service on our Board of Directors; nor have we made any commitments with respect to the payment of future cash compensation for such services. In consideration of his services as an outside director, we granted, during the year ended June 30, 2002, to Mr. Neuman nonqualified stock options exercisable to purchase 25,000 shares of our common stock at an exercise price of $0.50 per share.

       Directors who are also our executive officers receive no additional compensation for their services as Directors.

Executive compensation

       The following table and discussion set forth information with respect to all compensation earned by or paid to our Chief Executive Officer, CEO, and our most highly compensated executive officers other than the CEO, for all services rendered in all capacities to us and our subsidiaries for each of our last two fiscal years ended June 30, 2003 and 2002. However, no disclosure has been made for any executive officer, other than the CEO, whose total annual salary and bonus does not exceed $100,000.

Table 1 Summary Compensation Table
Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Options/ SARs	LTIP Payouts ($)	All Other Compen- sation ($)
Frank L. Jennings, President	2002	$24,849(1)	-0-	-0-	-0-	25,000	-0-	-0-
	2003	$54,300(1)	-0-	-0-	-0-	-0-	-0-	-0-

__________________________________________
(1)	Mr. Jennings is paid for his services through Gunpark Management, LLC, which is included in the fees which we pay to Gunpark Management, LLC for managerial and other services.

Employment agreements

       We have no written employment agreements with any of our executive officers or key employees. We have not obtained any key man life insurance on any of our executive officers.

Equity Incentive Plan

       On March 31, 2002 we adopted an Equity Incentive Plan. Pursuant to the Plan, stock options granted to eligible participants may take the form of incentive stock options or ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or options which do not qualify as ISOs, known as non-qualified stock options or NQSOs. As required by Section 422 of the Code, the aggregate fair market value of our common stock with respect to our ISOs granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. The exercise price of an NQSO may be set by the Plan administrator. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either our Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or our Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 200,000 shares of our common stock is reserved for issuance under the Plan.

       At June 30, 2003, we had granted a total of 120,000 incentive and nonqualified stock options under the Plan exercisable at a weighted average price of $0.50 per share. All options have been issued with exercise prices at or above market value on the date of issuance.

       The following tables set forth certain information concerning the granting and exercise of incentive stock options during the last completed fiscal year by each of the named executive officers.

Table 2
Option/SAR Grants for Last
Fiscal Year - Individual Grants

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price ($/sh)	Expiration Date
Frank L. Jennings	25,000	21%	$.50	2007

Table 3 Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexer- cised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable
Frank L. Jennings	-0-	-0-	25,000	-0-

________________________

       Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of our common stock on the date the options are exercised.

       The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options. The fair market value of the securities underlying the options are based upon the determination of the Board of Directors in light of the arms-length transactions in the same securities.

Indemnification and Limitation on Liability of Directors

       Our Articles of Incorporation provide that we shall indemnify, to the fullest extent permitted by Delaware law, any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

       Our Articles of Incorporation limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law. Specifically, our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:
*	any breach of the duty of loyalty to us or our stockholders,
*	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
*	dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions,
*	violations of certain laws, or
*	any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

Certain Transactions

Private Offering

       To provide working capital to OnSource to cover expenses associated with the spin-off, in January 2002, OnSource undertook a private offering of its common stock in which it sold the following number of shares to the following persons, at a price of $.50 per share:
Name	Number of Shares	Investment Amount
Clifford C. Thygesen(1)	20,000	$10,000
Frank L. Jennings(2)	20,000	10,000
Ratna Enterprises, LLC(3)	20,000	10,000
Stephen G. Calandrella(4)	10,000	5,000
Paul Jennings(5)	20,000	10,000
	90,000	$45,000

_________________________
(1)	Mr. Thygesen formerly served as a Director of Global Casinos.
(2)	Mr. Jennings serves as President and a Director of OnSource and Global Casinos.
(3)

As a manager of Ratna Enterprises, LLC, Clifford L. Neuman would be deemed the beneficial owner of the shares held of record by Ratna Enterprises. Mr. Neuman serves as a Director and legal counsel to OnSource and serves as a Director and legal counsel to Global Casinos.

(4)	Mr. Calandrella formerly served as President and a Director of Global Casinos.
(5)	Paul Jennings is the brother of Frank L. Jennings, our President and Director.

       No registration rights were granted to the investors in this private offering.

Conflicts of Interest

       Our creation was, and our continuing business operations will be, subject to possible conflicts of interest. These conflicts may have caused, and in the future may cause, our business to be adversely affected. These conflicts and their possible adverse effects upon us include the following:

*

Messrs. Jennings and Neuman serve as our sole directors and executive officers and also serve as the sole directors and executive officers of Global Casinos. Because of the interlocking relationship, it is possible that those individuals may be less aggressive in enforcing the rights and interests of each company in its dealings with the other. While we are not aware of any instance in which this has occurred, it is possible that future business dealings between the two companies, particularly with respect to the post-spin-off intercompany guarantees of various indebtednesses described in this Prospectus could be managed on terms less favorable to us than if there were no historical and continuing management relationships between Global Casinos and us.

*

Mr. Neuman serves as legal counsel to both us and Global Casinos. Mr. Neuman is performing all of the legal services required of both companies in connection with the spin-off. While Global Casinos is directly benefiting from the restructuring and spin-off described in this prospectus, we have agreed to pay all of Mr. Neuman's fees and out-of-pocket disbursements incurred in connection with completing the spin-off and related transactions.

 *

Mr. Jennings is our Chief Executive Officer and Chief Financial Officer and is also the Chief Executive Officer and Chief Financial Officer of Global Casinos. At present, we expect that he will devote a substantial amount of his business time to the affairs of Global Casinos with the remainder of his business time to our business affairs. Mr. Jennings estimates that he devotes approximately 40% of this time and attention to the business and affairs of Global Casinos and 25% of his time and attention to the business and affairs of OnSource. The current compensation which we pay to Mr. Jennings reflects our expectation of his division of business time. It is possible that hereafter Mr. Jennings may devote a larger percentage of his time to our business affairs and we may be required to increase his compensation. Also because of his dual employment arrangement we may have to compete with Global Casinos for his time and attention.

Principal Stockholders

       To our knowledge, the following table sets forth, as of the date of this prospectus, information regarding the ownership of our common stock by:

*	persons who own more than 5% of our common stock;
*	each of our directors and each of our executive officers; and
*	all directors and executive officers as a group.

Each person has sole voting and investment power with respect to the shares shown, except as noted.
	Amount and Nature of Beneficial Ownership
Name and Address	Before Spin-off		After Spin-off
of Beneficial Owner	Number	Percent(1)	Number	Percent(1)
Frank L. Jennings 5455 Spine Road, Suite C Boulder, CO 80301	45,000	5.6%	45,000	5.6%
Clifford L. Neuman 1507 Pine Street Boulder, CO 80302	45,000	5.6%	78,000	9.8%
All Officers and Directors as a Group (2 persons)	90,000	11.2%	123,000	15.4%

_______________________

(1) Percentages calculated based upon 772,929 shares issued and outstanding.  Under SEC Rules, we include in the number of shares owned by each person the number of shares issuable under outstanding options if those options are exercisable within 60 days of the date of this prospectus. We calculate the ownership of each person who owns exercisable options by adding (i) the number of exercisable options for that person only to (ii) the number of total shares outstanding and dividing that result into (iii) the total number of shares and exercisable options owned by that person.

       Unless otherwise noted, the address of each person is 5455 Spine Road, Suite C, Boulder, Colorado 80301.

       During fiscal 2002, Messrs. Jennings and Neuman were each granted options to purchase 25,000 shares of common stock at a price of $.50 per share.

Federal Income Tax Considerations

General

       The following discusses U.S. federal income tax consequences of the spin-off transactions to Global Casinos stockholders who hold Global Casinos common stock as a capital asset. The discussion which follows is based on the Internal Revenue Code, Treasury Regulations issued under the Internal Revenue Code, and judicial and administrative interpretations of the Code, all as in effect as of the date of this Prospectus, all of which are subject to change at any time, possibly with retroactive effect. This summary is not intended as a complete description of all tax consequences of the spin-off, and in particular may not address U.S. federal income tax considerations applicable to Global Casinos stockholders who are subject to special treatment under U.S. federal income tax law. Stockholders subject to special treatment include, for example:
*

foreign persons (for income tax purposes, a non-U.S. person is a person who is not a citizen or a resident of the United States, or an alien individual who is a lawful permanent resident of the United States, or meets the substantial presence residency test under the federal income tax laws, or a corporation, partnership or other entity that is not organized in or under the laws of the United States or any state thereof or the District of Columbia),

*	financial institutions,
*	dealers in securities,
*	traders in securities who elect to apply a market-to-market method of accounting,
*	insurance companies,
*	tax-exempt entities,
*	holders who acquire their shares pursuant to the exercise of employee stock options or other compensatory rights, and
*	holders who hold Global Casinos common stock as part of a hedge, straddle, conversion or constructive sale.

Further, no information is provided in this Prospectus with respect to the tax consequences of the spin-off under applicable foreign or state or local laws.

Global Casinos stockholders are urged to consult with their tax advisors regarding the tax consequences of the spin-off to them, as applicable, including the effects of u.s. federal, state, local, foreign and other tax laws.

       We have not requested and do not intend to request a ruling from the Internal Revenue Service or an opinion of tax counsel that the distribution will qualify as a tax-free spin-off under U.S. tax laws. This is because under Section 355 of the Internal Revenue Code, one of the requirements under the U.S. tax laws for the transaction to constitute a tax-free spin-off is that Global Casinos would need to own at least eighty percent (80%) of the voting power of our outstanding capital stock and at least eighty percent (80%) of the number of shares of each class of our outstanding voting capital stock. As this is not the case, we believe that the distribution will not qualify as a tax-free distribution.

       Based upon the assumption that the spin-off fails to qualify as a tax-free distribution under Section 355 of the Code, then each Global Casinos stockholder receiving our shares of common stock in the spin-off generally would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of our common stock when received. This would result in:
*	a dividend to the extent paid out of Global Casinos' current and accumulated earnings and profits at the end of the year in which the spin-off occurs; then
*

a reduction in your basis in Global Casinos common stock to the extent that the fair market value of our common stock received in the spin-off exceeds your share of the dividend portion of the distribution referenced above; and then

*	gain from the sale or exchange of Global Casinos common stock to the extent the amount received exceeds the sum of the portion taxed as a dividend and the portion treated as a reduction in basis.
*

each shareholder's basis in our common stock will be equal to the fair market value of such stock at the time of the spin-off. If a public trading market for our common stock develops, we believe that the fair market value of the shares will be equal to the public trading price of the shares on the distribution date. However, if a public trading market for our shares does not exist on the distribution date, other criteria will be used to determine fair market value, including such factors as recent transactions in our shares, our net book value and other recognized criteria of value.

       Following completion of the distribution, information with respect to the allocation of tax basis among Global Casinos and our common stock will be made available to the holders of Global Casinos common stock.

       The distribution of our common shares in the spin-off will be treated by Global Casinos in the same manner as any other distribution of cash or property that Global Casinos may make. Global Casinos will recognize gain from the distribution of our common shares equal to the excess, if any, of the fair market value of our common shares that Global Casinos distributes, over Global Casinos tax basis in those shares.

Back-up Withholding Requirements

       U.S. information reporting requirements and back-up withholding may apply with respect to dividends paid on and the proceeds from the taxable sale, exchange or other disposition of our common stock unless the stockholder:
*	is a corporation or comes within certain other exempt categories and, when required, demonstrates these facts; or
*

provides a correct taxpayer identification number, certifies that there has been no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

       A stockholder who does not supply Global Casinos with his, her or its correct taxpayer identification number may be subject to penalties imposed by the I.R.S. Any amount withheld under these rules will be creditable against the stockholder's federal income tax liability. Stockholders should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining such exemption. If information reporting requirements apply to the stockholder, the amount of dividends paid with respect to the stockholder's shares will be reported annually to the I.R.S. and to the stockholder.

Federal Securities Laws Consequences

       OnSource common stock distributed to Global Casinos stockholders in the spin-off will be freely transferable under the Securities Act, except for securities received by persons who may be deemed to be affiliates of OnSource under Securities Act rules. Persons who may be deemed to be affiliates of OnSource after the spin-off generally include individuals or entities that control, are controlled by or are under common control with OnSource, such as our directors and executive officers. Persons who are affiliates of OnSource generally will be permitted to sell their shares of OnSource common stock received in the spin-off only pursuant to Rule 144 under the Securities Act. However, because the shares received in the spin-off are not restricted securities, the holding period requirement of Rule 144 will not apply. As a result, OnSource common stock received by OnSource affiliates pursuant to the spin-off may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., the amount sold within a three-month period does not exceed the greater of one percent of the outstanding OnSource common stock or the average weekly trading volume for OnSource common stock during the preceding four-week period, and the securities are sold in "broker's transactions" and in compliance with certain notice provisions under Rule 144).

Comparison of Shareholders' Rights

       Global Casinos is incorporated in the State of Utah. Shareholders of Global Casinos, whose rights as shareholders are currently governed by Utah law, including the Utah Revised Business Corporation Act (URBCA) and Global Casinos' Articles of Incorporation and by-laws, will upon effectiveness of the spin-off become shareholders of a Delaware corporation, and their rights will be governed by Delaware law and OnSource's Articles of Incorporation and by-laws. The following is a summary of the material differences in the rights of shareholders under Delaware and Utah law.

Comparison of Rights of Holders of Global Casinos Common Stock and OnSource Common Stock

       After consummation of the Spin-off, the holders of Global Casinos Common Stock who receive OnSource Common Stock in the Spin-off will become stockholders of OnSource. As stockholders of Global Casinos, their rights are presently governed by the URBCA and by Global Casinos' Articles of Incorporation (the "Global Casinos Charter") and By-laws. As stockholders of OnSource, their rights will be governed by the DGCL and by OnSource's Certificate of Incorporation (the "OnSource Charter") and By-laws. The following discussion summarizes the material differences between the rights of holders of OnSource capital stock and holders of Global Casinos capital stock and differences between the OnSource Charter and OnSource By-laws and the Global Casinos Charter and Global Casinos By-laws.

       Special Meeting of Stockholders. The DGCL provides that special meetings of stockholders may be called by the directors or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws. The URBCA provides that special meetings of stockholders of a corporation may be called by the directors or by any other person authorized by the corporation's by-laws or by resolution of the directors. The URBCA also provides that a special meeting shall be called if the corporation receives one or more written demands for a meeting, stating the purpose or purposes for which the meeting is to be held, signed and dated by stockholders representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. The By-laws of Global Casinos and our By-laws provide that special meetings may be called at any time by the President or any director of the corporation, or by the holders of at least ten percent of all of the shares entitled to vote at the special meeting.

       Inspection Rights. Under the DGCL, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder list, and other books and records. Under the URBCA, a corporation's stockholders have the right to inspect, during regular business hours, the corporation's articles of incorporation, by-laws, records of all meetings of stockholders, records of actions taken by stockholders without a meeting within the prior three years, all written communications within the prior three years to all stockholders as a group or to holders of any class or series of stock as a group, a list of the names and business addresses of the corporation's current officers and directors, the most recent corporate report delivered to the Utah Secretary of State, and all financial statements prepared for periods ending during the prior three years, upon written demand given at least five business days before the date upon which such stockholder wishes to inspect and copy such records. Pursuant to the URBCA, stockholders also may, upon written demand at least five days prior to such inspection and during regular business hours, inspect excerpts from minutes of any directors' meeting or action of directors taken without a meeting, records of any action taken by stockholders without a meeting, excerpts of any action taken by a committee of the directors while such committee was acting in place of the directors, waivers of notices of any meeting of stockholders, directors, or a committee of directors, accounting records of the corporation and the records of stockholders, provided that the stockholder meets the following conditions: (i) the demand for such inspection is made in good faith for a proper purpose, (ii) the stockholder has been a stockholder of the corporation for at least three months immediately proceeding the demand, or holds at least five percent of all outstanding shares of any class of stock, (iii) the purpose and the records which the stockholder wishes to inspect are described with reasonable particularity, and (iv) the records to be inspected are directly connected with the described purpose.

       Action by Consent of Stockholders. Under both the URBCA and the DGCL, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing.

       Cumulative Voting and Election of Directors. Under the DGCL, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected). The URBCA provides that there shall be cumulative voting by stockholders in elections of directors unless the articles of incorporation expressly state otherwise. The Global Casinos and OnSource Charters expressly state that there shall be no cumulative voting by stockholders for the election of directors, or for any other purpose.

       In the absence of cumulative voting, the URBCA provides that, unless otherwise provided in the corporation's articles of incorporation or by-laws, the number of candidates equaling the number of directors to be elected, having the highest number of votes cast in their favor, are elected to be directors. The DGCL provides that, in the absence of cumulative voting, directors shall be elected by the majority vote of holders of shares entitled to vote thereon, unless otherwise specified within the corporation's certificate of incorporation. The OnSource Charter does not specify a greater requirement for the election of directors.

       Dividends and Repurchases of Stock. Under the DGCL, a corporation generally is permitted to declare and pay dividends out of any surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of stock having a preference upon the distribution of assets. Also under the DGCL, a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation. Under the URBCA, the payment of distributions, including the repurchase of stock, is generally permissible unless after giving effect to the dividend or distribution, the corporation would be unable to pay its debts as they became due in the usual course of business, or if the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time the dividend was paid, to satisfy the preferential rights of stockholders whose preferential rights upon dissolution of the corporation are greater than those of the stockholders receiving the dividend.

       Classification of the Board of Directors. The DGCL permits (but does not require) classifications of a corporation's board of directors into one, two or three classes. The URBCA also permits, but does not require, classification of a corporation's board of directors into one, two, or three classes, with each class composed of as equal a number of directors as is possible. The OnSource Charter does not provide for multiple classes of directors.

       Removal of Directors. Under the DGCL, although stockholders may generally remove directors with or without cause by a majority vote, stockholders may remove members of classified boards only for cause unless the certificate of incorporation provides otherwise. Neither the DGCL nor the URBCA permits directors to remove other directors. Under the URBCA, stockholders may remove one or more directors with or without cause by a majority vote of the stockholders entitled to elect such director(s), unless the articles provide that directors may only be removed for cause. The URBCA permits the removal of a director by stockholders only at a meeting called for that purpose, upon notice of the meeting which states that the purpose or one of the purposes thereof is the removal of the director.

       Vacancies on the Board of Directors. Under the DGCL, unless otherwise provided in the certificate of incorporation or by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the remaining directors. The URBCA provides that, unless otherwise provided in the corporation's articles of incorporation, vacancies on the board of directors and newly created directorships resulting from an increase in the authorized number of directors may be filled either by the directors or the stockholders. Under the DGCL and the URBCA, directors may fill a vacancy by majority vote, even if the directors remaining in office constitute less than a quorum.

       Exculpation of Directors. The DGCL and the URBCA have substantially similar provisions relating to exculpation of directors. Each state's law permits that no director shall be personally liable to OnSource and Global Casinos, respectively, or their respective stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited by law. The circumstances under which exculpation is prohibited are substantially similar in Delaware and Utah, except that in the URBCA, a director may not be exculpated from liability for dealings relating to unauthorized distributions or from any transaction from which the director directly or indirectly received an improper personal benefit, while in Delaware, a director may not be exculpated from liability arising from transactions relating to unlawful payments of dividends, any unlawful stock purchases or redemptions.

       The OnSource Charter also contains certain enumerated circumstances in which exculpation is not permissible. The OnSource Charter does not eliminate the liability of directors to the extent that such liability is provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. The Global Casinos Charter exculpates directors from all monetary damages for breach of fiduciary duty as a director, except to the extent prohibited by the URBCA.

       Indemnification of Directors, Officers And Others. Both Delaware and the URBCA generally permit indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interests of the corporation. Both Delaware and the URBCA mandate that directors shall be indemnified for their reasonable expenses in the event that a director is successful in the defense of any proceeding in which the director was a party due to his status as director. Both the DGCL and the URBCA do not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although the DGCL does permit indemnification in such situations if approved by the Delaware Court of Chancery, and both permit indemnification for expenses of such actions). Unlike the DGCL, the URBCA also permits indemnification of an officer, employee, fiduciary, or agent who is not a director, to any greater extent than the indemnification of a director, if not inconsistent with public policy, and if provided for in the by-laws, by action of the board of directors or by contract. The OnSource Charter provides for indemnification to the maximum extent legally permissible of its officers and directors. The Global Casinos Charter provides that all directors, officers, employees, and agents of Global Casinos shall be indemnified to the maximum extent permissible under the URBCA. The Global Casinos By-laws provide that officers may be indemnified to a greater extent than directors, if consistent with applicable law and if provided for in a resolution of stockholders or directors or if provided for within a contract.

       Interested Director Transactions. Both the DGCL and the URBCA provide that no transaction between a corporation and one or more of its directors or officers or any entity in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for that reason. In addition, no such transaction shall be void or voidable solely because the director or officer is present at, participates in, or votes at the meeting of the board of directors or committee which authorizes the transaction. In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by the disinterested directors, a committee of disinterested directors, or the stockholders, or the transaction must be fair as to the corporation. The OnSource and Global Casinos By-laws closely resemble the Delaware and Utah statutory provisions.

       Sales, Lease or Exchange of Assets and Mergers. The DGCL requires the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The URBCA provides that the sale, lease, or exchange of all or any portion of a corporation's assets in the corporation's usual and regular course of business may be authorized by the corporation's directors, without approval of the corporation's stockholders. Sale, lease, or exchange of all or substantially all of a corporation's assets other than in the usual and regular course of the corporation's business, or a merger or consolidation of the corporation into any other corporation, requires approval of the directors and the vote of the holders of two-thirds of each class of outstanding stock entitled to vote thereon, although the corporation's articles of incorporation or by-laws may require a higher vote.

       Amendments to Charter. Under the DGCL, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. In addition, the DGCL requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock. Under the URBCA, charter amendments other than ministerial amendments, which may be authorized by the directors without stockholder action, require the approval of the directors and the vote of the holders of a majority of the outstanding stock of each voting group entitled to vote thereon as a class, unless the articles of incorporation or by-laws require a different proportion.

       Amendments to Bylaws. The DGCL provides that stockholders may amend the by-laws and, if provided in its certificate of incorporation, the board of directors also has this power. Under the DGCL, the power to adopt, amend or repeal by-laws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors. The OnSource Charter gives the board of directors the power to make, alter, amend or repeal by-laws. Under the URBCA, stockholders may amend the by-laws. Unless otherwise specified in the corporation's articles of incorporation, directors are also permitted to amend the by-laws, other than by-laws establishing greater quorums or voting requirements for stockholders or directors, unless the by-laws prohibit the directors from doing so. Directors may not amend the by-laws to change the quorum or voting requirements for stockholders, and directors may amend the by-laws to change the quorum or voting requirements for directors only if such provision was originally adopted by the directors or if such provision specifies that it may be amended by the directors.

       Appraisal Rights. Dissenting stockholders have the right to obtain the fair value of their shares (so-called "appraisal rights") in more circumstances under the URBCA than under the DGCL. Under the DGCL, appraisal rights are available in connection with a statutory spin-off or consolidation in certain specified situations. Appraisal rights are not available when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the spin-off. Appraisal rights are not available under the DGCL in the event of the sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The OnSource Charter does not grant such rights.

       Under the URBCA, a properly dissenting stockholder is entitled to receive the appraised value of the shares owned by the stockholder when the corporation votes (i) to sell, lease, or exchange all or substantially all of its property and assets other than in the regular course of the corporation's business, (ii) to merge or consolidate with another corporation, or (iii) to conduct a reverse split of the corporation's stock which would result in a reduction of the number of shares owned by the stockholder to a fraction of a share, if such fraction of a share is to be acquired for cash. A right to dissent and receive the appraised value of a stockholder's shares may also be granted within the by-laws of the corporation or by a resolution of the directors.

       Both Delaware and the URBCA provide that, unless otherwise provided in the corporation's charter, no appraisal rights are available to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders. The above limitations do not apply if the stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by Nasdaq or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination thereof.

       Business Combination Statute. The DGCL has a "business combination" statute which provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years. The DGCL includes certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. There is no similar provision limiting business combinations with interested stockholders in the URBCA, but the URBCA requires the vote of a majority of the outstanding shares of each class of shares entitled to vote thereon to approve any merger or the sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation, unless the articles of incorporation contain a provision establishing a different proportion.

       Stockholder Preemptive Rights. The DGCL and URBCA provide that unless otherwise specified in the charter, shareholders are not entitled to preemptive rights to acquire shares of the corporation. The DGCL and URBCA do not specifically authorize the granting to stockholders of a preemptive right to acquire proportional amounts of unissued shares of stock which are offered for sale by the corporation. The Global Casinos and OnSource Charters provide that, unless otherwise determined by the directors or agreed to in writing by the corporation, there shall be no preemptive rights for stock.

       Consideration of Societal Factors. The Delaware Supreme Court has held that, in discharging their responsibilities, directors may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well. The Delaware Supreme Court has held, however, the concern for non-stockholder interests is inappropriate when a sale of the company is inevitable and an auction among active bidders is in progress. The OnSource Charter and OnSource By-laws do not directly discuss consideration of societal factors.

Description of Securities

       We are authorized to issue up to 25,000,000 shares of $.0001 par value common stock and 5,000,000 shares of $.0001 par value preferred stock. As of June 30, 2003, 772,929 shares of Common Stock and no shares of preferred stock were issued and outstanding. There are also 120,000 shares of common stock reserved for issuance upon exercise of outstanding options. Before the spin-off, we had a total of 31 stockholders of record. Following the spin-off, we believe that there will be approximately 774 stockholders of record, based upon the number of record holders of Global Casinos common shares as of the record date. All of our common shares distributed in the spin-off will be duly authorized, fully paid and nonassessable.

Common Stock

       Our authorized common stock consists of 25,000,000 shares of Common Stock

        Each holder of common stock is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of Common Stock are not entitled to pre-emptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive, pro-rata, our assets which are legally available for distribution to stockholders. The issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

       Of our 772,929 shares of common stock issued and outstanding, 245,135 shares are being registered for distribution in the spin-off and the remaining 527,794 shares are "restricted securities" and are subject to the resale restrictions of Rule 144 under the Securities Act. None of the holders of those restricted securities have been granted registration rights.

Preferred Stock

       We are authorized to issue up to 5,000,000 shares of $.0001 par value preferred stock. Our preferred stock can be issued in one or more series as may be determined from time-to-time by our Board of Directors. In establishing a series our Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. Our Board of Directors has the authority, without stockholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation:

*	the rate of distribution,
*	the price at and the terms and conditions on which shares shall be redeemed,
*	the amount payable upon shares for distributions of any kind,
*	sinking fund provisions for the redemption of shares,
*	the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion, and
*	voting rights except as limited by law.

       Although we currently do not have any plans to issue shares of preferred stock or to designate any series of preferred stock, there can be no assurance that we will not do so in the future. As a result, we could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our common stockholders have no redemption rights. In addition, our Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

Transfer Agent, Warrant Agent and Registrar

       The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

Reports to Stockholders

       We intend to furnish annual reports to stockholders which will include audited financial statements reported on by our independent certified public accountants. In addition, we will issue unaudited quarterly or other interim reports to stockholders as it deems appropriate.

Changes in Accountants

        On December 2, 2002, OnSource changed accountants for its subsidiary and predecessor, Global Alaska Industries, Inc. from Stark Winter Schenkein & Co., LLP to Schumacher & Associates, Inc. OnSource decided not to reappoint Stark Winter Schenkein & & Co., LLP as the independent accountant for Global Alaska Industries, Inc. The financial statements reported on by Stark Winter Schenkein & Co., LLP were not subject to an adverse or qualified opinion, or a disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles during the two fiscal years through June 30, 2001, or the interim period through December 2, 2002. The decision to change accountants was approved by OnSource's Board of Directors. There were no disagreements between OnSource and Stark Winter Schenkein & Co., LLP related to accounting principles or practices, financial statement disclosure, or auditing scope or procedure during the two fiscal years through June 30, 2001 and the interim period through December 2, 2002.

        On December 2, 2002, OnSource engaged Schumacher & Associates, Inc. as its independent accountants. OnSource did not consult with Schumacher & Associates, Inc., its new independent accountants, regarding any matter prior to its engagement.

        OnSource has provided to Stark Winter Schenkein & Co., LLP, its former accountants, a copy of these disclosures and a copy of a letter from Stark Winter Schenkein & Co., LLP addressed to the Commission, confirming the statements made by us herein has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Legal Matters

       The validity of the issuance of the shares we are offering will be passed upon for us by Clifford L. Neuman, P.C., Boulder, Colorado. Following the spin-off, Mr. Neuman will be the beneficial owner of 53,000 shares of our common stock and options exercisable to purchase an additional 25,000 shares of common stock.

Experts

       The consolidated financial statements of OnSource Corporation for the years ended June 30, 2003 and 2002 included herein and elsewhere in the Registration Statement have been audited by Schumacher & Associates, Inc., independent certified public accountants, to the extent set forth in their report appearing herein and elsewhere in the Registration Statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

Where You Can Find More Information

       You may read and copy any document we file at the Commission's Public Reference Rooms in Washington, D.C.. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Rooms. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.

       We have filed with the Commission a Registration Statement on Form SB-2 to register the shares of our common stock and common stock warrants to be sold by the Selling Securityholders and issued pursuant to the exercise of the warrants. This prospectus is part of that Registration Statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the Registration Statement. For further information about us or our common stock, you may refer to the Registration Statement and to the exhibits filed as part of the Registration Statement.

       We are not currently subject to the informational filing requirements of the Exchange Act. However, as a result of this offering, we will become subject to these requirements and will file periodic reports, including annual reports containing audited financial statements, reports containing unaudited interim financial statements, quarterly and special reports, proxy statements and other information with the Commission. We will provide without charge to each person who receives this prospectus copies of our reports and other information which we file with the Commission. Your request for this information should be directed to our President and Chief Financial Officer, Frank L. Jennings, at our corporate office in Boulder, Colorado. You can also review this information at the public reference rooms of the Commission and on the Commission's website as described above.

ONSOURCE CORPORATION

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
OnSource Corporation
Boulder, CO

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We have audited the accompanying consolidated balance sheet of OnSource Corporation and Consolidated Subsidiaries as of June 30, 2003, and the related consolidated statements of operations, changes in stockholders' (deficit) and cash flows for the years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of OnSource Corporation and Consolidated Subsidiaries as of June 30, 2003, and the results of its operations, changes in stockholders' (deficit) and its cash flows for the two years then ended, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has a working capital deficiency and has a net stockholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters that raise substantial doubt about the ability of the Company to continue as a going concern are described in Note 1 to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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Schumacher & Associates, Inc.
Certified Public Accountants
2525 Fifteenth Street, Suite 3H
Denver, Colorado 80211

August 26, 2003
ONSOURCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
as of June 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$ 30,171
Trade receivables, net of allowance of $22,500	202,950
Inventories	231,147
Other	1,009
Other	-
Total current assets	465,277

Furniture, fixtures and equipment, net of accumulated depreciation	66,009

Total assets	$ 531,286

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable	$ 141,116
Accounts payable to affiliates	154,909
Accrued expenses	71,680
Current portion of notes payable	206,555
Other	40,000
Total current liabilities	614,260

Notes payable, net of current portion	1,736,330

Total liabilities	2,350,590

Commitments and contingencies (Notes 1, 2, 3, 4, 5, 7, 8, and 9)	-

Stockholders' (deficit):
Preferred stock, $0.0001 par value; 5,000,000 shares authorized;
none issued and outstanding	-
Common stock, $0.0001 par value; 25,000,000 shares authorized;
772,929 shares issued and outstanding	772
Additional paid-in capital	906,923
Accumulated (deficit)	(2,726,999)
Total stockholders' (deficit):	(1,819,304)

Total liabilities and stockholders' (deficit)	$ 531,286

See accompanying notes to financial statements.

ONSOURCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2003 and 2002

	2003	2002

REVENUES
Product sales	$ 1,707,982	$ 1,723,580
Facilities management revenues	583,688	577,383
Total revenues	2,291,670	2,300,963

COST OF REVENUES
Product costs	955,374	958,808
Facilities management costs	285,755	272,379
Total cost of revenue	1,241,129	1,231,187

GROSS PROFIT	1,050,541	1,069,776

OPERATING EXPENSES
Selling, general and administrative	824,179	888,621
Depreciation, less amounts reported as cost of revenues	13,937	22,987
Total operating expenses	838,116	911,608

OPERATING INCOME	212,425	158,168

OTHER INCOME (EXPENSE)
Interest expense	(171,674)	(202,041)

INCOME (LOSS) BEFORE TAXES	40,751	(43,873)

PROVISION FOR INCOME TAXES
Current	9,000	-
Deferred	(9,000)	-
Total taxes	-	-

NET INCOME (LOSS)	$ 40,751	$ (43,873)

Basic Earnings (loss) per Common Share	$ 0.05	$ (0.08)

Diluted Earnings (loss) per Common Share	$ 0.05	$ (0.08)

Weighted Average Shares Outstanding - Basic:	771,505	577,692

Weighted Average Shares Outstanding - Diluted:	811,505	577,692

See accompanying notes to consolidated financial statements.

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ONSOURCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT)
for the years ended June 30, 2003 and 2002

	COMMON STOCK		Additional
	Number		Paid
	of		in	Accumulated
	Shares	Amount	Capital	(Deficit)	Total
Balance as of July 1, 2001	245,135	$ 245	$ 2,255	$ (2,723,877)	$ (2,721,377)

Reorganization resulting from
Global Casinos transaction	-	-	(6,496)	-	(6,496)

Additional common stock issued
to Global Casinos stockholder	8,000	8	11,992	-	12,000

Conversion of notes payable into
common stock	427,294	427	640,514	-	640,941

Sale of common stock	90,000	90	134,910	-	135,000

Non-cash compensation attributed
to stock options issued	-	-	120,000	-	120,000

Net (loss)	-	-	-	(43,873)	(43,873)

Balance as of June 30, 2002	770,429	770	903,175	(2,767,750)	(1,863,805)

Common stock issued in exchange
for services	2,500	2	3,748	-	3,750

Net income				40,751	40,751

Balance as of June 30, 2003	772,929	$ 772	$ 906,923	$ (2,726,999)	$ (1,819,304)

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See accompanying notes to consolidated financial statements.

ONSOURCE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 40,751	$ (43,873)
Expenses not requiring cash outlays
Depreciation	40,642	54,025
Provision for doubtful accounts	12,500	-
Provision for inventory loss	11,622	-
Non-cash stock compensation	3,750	210,000
Changes in operating assets and liabilites
Trade receivables	(34,920)	(21,073)
Inventories	20,090	48,476
Other	13,384	15,139
Accounts payable	184,291	(93,799)
Accrued expenses	(8,844)	50,353
Net cash provided by operating activities	283,266	219,248

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(55,619)	(10,559)
Net cash (used in) investing activities	(55,619)	(10,559)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable	(229,193)	(274,845)
Proceeds from sale of common stock	-	45,000
Net cash (used in) financing activities	(229,193)	(229,845)

Net (decrease) in cash	(1,546)	(21,156)

Cash at beginning of period	31,717	52,873

Cash at end of period	$ 0,171	$ 31,717

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 181,521	$ 194,312
Cash paid for income taxes	$ -	$ -

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
Assets and liabilities transferred from Global Casinos	$ -	$ 6,496
Conversion of notes payable to common stock	$ -	$ 640,941
Conversion of accounts payable to note payable	$ -	$ 57,573
Common stock issued to settle a potential claim	$ -	$ 12,000

See accompanying notes to consolidated financial statements.

ONSOURCE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of OnSource Corporation (OnSource) and its wholly-owned subsidiary, Global Alaska Industries, Inc. (GAI), and GAI's wholly-owned subsidiary, Alaska Bingo Supply, Inc. (ABS), is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

        Organization and Basis of Presentation

ONSOURCE CORPORATION (the "Company" or "OnSource") was incorporated in Delaware on October 4, 2000 as a wholly owned subsidiary of Global Casinos, Inc. ("Casinos"). At inception, 10,000 shares of common stock were issued to Casinos. Prior to July 1, 2001, OnSource did not engage in any operations. On July 1, 2001, Casinos transferred 100% of the outstanding common shares of GAI to OnSource in exchange for an additional 235,135 shares of OnSource $0.001 par value common stock. In addition, OnSource assumed approximately $641,000 of debt from Casinos. As of July 1, 2001, OnSource became the successor to the operations of GAI. The transaction represented the reorganization of entities under common control. The financial statements reflect the historical cost basis of both entities, whereby GAI is considered to be the predecessor entity.

GLOBAL ALASKA INDUSTRIES, INC. ("GAI"), an Alaska corporation incorporated on August 1, 1997, is a holding company that owns 100% of the outstanding common stock of Alaska Bingo Supply, Inc. GAI was a wholly owned subsidiary of Global Casinos, Inc. until June 30, 2001. Effective July 1, 2001, GAI became a wholly owned subsidiary of OnSource Corporation.

ALASKA BINGO SUPPLY, INC. ("ABS") is an Alaska corporation located in Anchorage, Alaska. It was acquired by GAI on August 1, 1997. ABS is primarily engaged in the distribution of a full line of charitable gaming supplies and equipment including bingo paper and pull-tabs. ABS products are sold in Alaska to licensed non-profit organizations and municipalities that use the products for fund-raising purposes. ABS also receives facilities management income by providing facilities, furniture and equipment to bingo hall operators.

The consolidated financial statements include the accounts of the companies listed above for the two years ended June 30, 2003. All inter-company account balances and transactions are eliminated in consolidation.

        Distribution of OnSource Common Stock Owned by Global Casinos, Inc.

In July 2001, Global Casinos, Inc. ("Casinos") announced its plan to spin-off its Alaskan operations to its shareholders. The spin-off took the form of a stock dividend at a rate of one share of OnSource common stock for every ten shares of Casinos common stock beneficially owned by the Casinos shareholders of record on August 6, 2001. To achieve that goal, Global transferred 100% of the outstanding common stock of Global Alaska Industries, Inc. (GAI), transferred approximately $635,000 of inter-company balances from GAI, and transferred approximately $641,000 of debt to OnSource, in exchange for 235,135 shares of OnSource common stock. The debt assumed by OnSource was $6,496 in excess of the inter-company balance. This transfer by Casinos to OnSource was considered a reorganization of entities under common control. Therefore, purchase accounting was not applied and no goodwill or other intangible assets were recorded.

On June 13, 2002, Casinos distributed the 245,135 of OnSource common stock it owned into a spin-off trust. The distribution of the OnSource common stock from the trust is subject to a registration statement being declared effective by the Securities and Exchange Commission and being qualified under the applicable securities laws of the various states.

        Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates included herein relate to the recoverability of assets, the value of long-lived assets, the long-term viability of the business, and future obligations under various tax statutes. Actual results may differ from these estimates.

        Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a working capital deficit of $148,983 and a stockholders' deficit of $1,819,304 at June 30, 2003. The Company was unable to make timely payments on its installment note payable and has re-negotiated payment terms on that debt. During the Company's existence, its cash flow from operations has not been sufficient to fund all of its capital resource needs. Certain stockholders and affiliates have advanced funds to the Company to enable it to continue operations. The stockholders and affiliates are under no obligation to continue to advance working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company continues its efforts to formulate plans and strategies to address its financial condition and increase profitability. Operating expenses have been reduced and management will continue its efforts to increase revenues. There can be no assurances that management will be successful in their efforts.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts or classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

        Risk Considerations

In connection with the sale of products and services, the Company grants credit, generally without collateral, to its customers. During 2003 and 2002, approximately 35% of consolidated revenues were attributed to its largest customer, consisting of 14% related to product sales and 21% related to facility management services. During 2003 and 2002, approximately 13% of consolidated revenues were attributed to its second largest customer. As of June 30, 2003, approximately 19% of accounts receivable were from its largest customer and 10% were from its second largest customer.

Approximately 24% and 27% of the Company's bingo product supply purchases were from its largest supplier during 2003 and 2002, respectively. Approximately 21% and 17% of the Company's bingo product supply purchases were from its second largest supplier during 2003 and 2002, respectively. Approximately 11% and 9% of the Company's bingo product supply purchases were from its third largest supplier during 2003 and 2002, respectively. Management believes that other suppliers could provide similar products with comparable terms. A change in suppliers, however, could cause delays and possible loss of sales that would affect the Company's operating results adversely.

The Company operates in a highly regulated environment subject to the political process. ABS and its customers are subject to extensive compliance and reporting requirements. Changes to existing statutes and regulations could have a negative effect on its operations.

        Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The Company's financial instruments consist of accounts receivable, accounts payable and other current liabilities, and long-term debt. Except for long-term debt, the carrying value of financial instruments approximated fair value due to their short maturities. At June 30, 2003 and 2002, based on rates available for similar types of debt, the fair value of long-term debt was not materially different from its carrying amount.

        Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

        Inventories

Inventories primarily consist of bingo supplies and pull-tabs. They are stated at the lower of cost or market. Cost is determined by the weighted average-cost method.

        Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist of leasehold improvements and tangible personal property, and are carried at cost. Depreciation is computed using the straight-line method over their estimated useful lives of five years.

At June 30, 2003, furniture, fixtures and equipment was composed of:
Leasehold improvements	$164,886
Furniture and equipment	124,789
Automated Teller Machines	81,197
Vehicles	7,500
Subtotal	378,372
Accumulated depreciation	(312,363)
Total, net	$ 66,009

        Impairment of Long-Lived Assets and Identifiable Intangibles

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management'' judgment, that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is determined as the amount by which the carrying value exceeds the fair value of the assets. The reported amount for assets to be disposed represent the lower of either the carrying value or the estimated fair value less the cost to sell.

On August 1, 1997, GAI acquired ABS from an individual. The acquisition was recorded using the purchase accounting rules required by Accounting Principles Board Opinion 16. The purchase price consisted of a cash down payment of $400,000, a promissory note of $4,000,000 due in monthly installments, and other costs and liabilities assumed of $262,763, resulting in a total purchase price of $4,662,763. The purchase price was allocated to the assets acquired based upon their fair market value and included $1,770,958 allocated to leasehold interests and contract rights (the identifiable intangibles) and a residual goodwill value of $2,164,504.

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Revenues and profitability for ABS declined significantly after the acquisition. The Company evaluated the carrying values of the identified intangibles and the goodwill acquired in the ABS transaction and determined that the net realizable value of those assets had been impaired. Effective during the fiscal year ended June 30, 2000, the Company recorded an impairment charge equal to the remaining carrying value of the identified intangibles and goodwill.  These actions reduced the carrying value of those assets to zero, which is treated as the new cost basis for these assets.
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        Revenue Recognition

In accordance with industry practice, sales of products are recognized when products are shipped. Facilities management revenue is recognized ratably as it is earned. The Company has provided allowances for doubtful accounts and returns based on prior experience.

        Advertising Costs

The Company expenses all advertising and sales promotion costs as they are incurred. Advertising costs were $14,153 and $9,748 for the years ended June 30, 2003 and 2002, respectively.

        Income Taxes

Deferred income taxes reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized.

        Earning or (Loss) Per Share

Earnings (or loss) per share ("eps") are calculated in accordance with the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all dilutive potential common shares outstanding, except where the effect of their inclusion would be anti-dilutive (i.e., in a loss period). Potentially dilutive shares of 40,000 were not included in the calculation of diluted loss per share for the year ended June 30, 2002, as their inclusion would have been anti-dilutive.

        Stock-Based Compensation

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company elected to continue to measure compensation costs for stock-based compensation as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price pursuant to the intrinsic value method.

        Reporting Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, established standards for reporting and display of comprehensive income, its components and accumulated balances. For the years ended June 30, 2003 and 2002, there were no differences between reported net income and comprehensive income.

        Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities established requirements for disclosure of derivative instruments and hedging activities. During the periods covered by the financial statements the Company did not have any derivative financial instruments and did not participate in hedging activities.

        Segment Information

The Company currently operates in one business segment as determined in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The determination of reportable segments is based on the way management organizes financial information for making operating decisions and assessing performance. All operations are located in the United States of America.

        Impact of Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for the other than the carrying amount of the liability, a gain or loss is recognized on settlement. The provisions of this statement are effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have an impact on the results of operation or financial position.

In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64; Amendment of SFAS No. 13; and Technical Corrections, which is generally effective for transactions occurring after May 15, 2002. Through the rescission of SFAS Nos. 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from extinguishments of debt be aggregated and, if material, be classified as an extraordinary item net of any income tax effect. SFAS No. 145 made several other technical corrections to existing pronouncements that may change accounting practices. The adoption of SFAS No. 145 did not have an impact on the results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have a material impact on the results of operations or financial position.

In November 2002, FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), was issued. The accounting recognition provisions of FIN 45 are effective January 1, 2003 on a prospective basis. They require that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Under prior accounting principles a guarantee would not have been recognized as a liability until a loss was probable and reasonably estimable. As FIN 45 only applies to prospective transactions, it is difficult to determine the impact, if any, that adoption of the accounting recognition provisions of FIN 45 would have on the future financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure--an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to Statement 123 contained in SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The Company adopted the disclosure requirements of SFAS No. 148.

In January of 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46), which requires the consolidation of certain variable interest entities, as defined. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and on July 1, 2003 for investments in variable interest entities acquired before February 1, 2003; however, disclosures are required currently if a company expects to consolidate any variable interest entities. The Company does not have investments in any variable interest entities, and therefore, the adoption of FIN 46 is not expected to have an impact on the results of operations, financial position or cash flows.

In April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivatives Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this Statement that relate to Statement No. 133 Implementation Issues that have been effective for fiscal quarters beginning prior to June 15, 2003, should continue to be applied in accordance with the respective effective dates. In addition, certain provisions relating to forward purchases or sales of "when-issued securities" that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of this standard did not have an impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equities, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equities. SFAS No. 150 applies specifically to a number of financial instruments that issuers have historically presented in their financial statements as equity, or between the liabilities and equity sections of the balance sheet, rather than as liabilities. Generally, SFAS No. 150 is effective for financial instruments issued or modified after May 31, 2003 and is otherwise effective for interim periods beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the consolidated financial statements.

2.      TRANSACTIONS WITH THE PREVIOUS OWNER

GAI purchased ABS from an individual on August 1, 1997. ABS continues to lease its office and warehouse space from the previous owner. (See Note 4) Annual rental payments were approximately $59,000 for the years ended June 30, 2003 and 2002.

Until December 31, 2002, the wife of the previous owner operated a bingo facility that is under an ABS facility management contract. The contract required ABS to maintain the facility and provide all the operating equipment for aggregate annual lease payments of approximately $480,000. In addition, ABS sold products to this operator of approximately $150,000 and $320,000 for the years ended June 30, 2003 and 2002, respectively. Effective January 1, 2003, ABS entered into a similar arrangement for this facility with another licensed bingo operator.

ABS makes monthly payments to the previous owner under an installment note payable. (See Note 3)

3.      NOTES PAYABLE

At June 30, 2003, notes payable consisted of the following:
Installment note payable to the former owner of ABS, collateralized by the common stock and all the assets of ABS, payable in monthly installments of $30,000, including interest at 8.5%, due in 2007.	$ 1,939,276
Other	3,609
1,942,885
Less current portion of long-term debt	(206,555)
$ 1,736,330

The installment note has an additional obligation to prepay the principal balance in an amount equal to 50% of annual earnings before interest, taxes, depreciation and amortization in excess of $1,300,000 per year. All unpaid principal and interest is due September 15, 2007.

Future scheduled maturities of long-term debt for each of the years ending June 30 are as follows:
2004	206,555
2005	220,886
2006	240,410
2007	261,660
2008	1,013,374

Total	$1,942,885

4.      COMMITMENTS AND CONTINGENCIES

The Company leases approximately 14,000 square feet in a multi-purpose building located on a major thoroughfare in Anchorage, Alaska. The Company has configured the space for use as a bingo facility and has installed all the furniture, fixtures and equipment required by a bingo operator. The lease will expire in August 2005, unless extended by the Company for an additional three-year period. Monthly lease payments approximate $20,000 and are subject to escalation based upon the Anchorage consumer price index.

The Company provides the bingo facility, on a turnkey basis, to organizations licensed to conduct bingo sessions by the State of Alaska. The Alaska Division of Gaming has adopted new regulations that prohibit distributors, including ABS, from managing turnkey bingo facilities. As such, ABS will be required to divest this facility management operation during fiscal 2004. The prohibited activities currently provide gross revenues of approximately $30,000 per month and have associated costs of approximately $20,000 per month.

The Company also leases its Anchorage office and warehouse facility from the previous owner of ABS (See Note 2). The lease will expire in July 2004, unless ABS exercises its options to renew for two additional one-year terms. Lease payments approximate $5,000 per month and are subject to escalation based upon the Anchorage consumer price index.

Future minimum lease payments for each of the years ending June 30 are as follows:
	Office / Warehouse	Bingo Facility	Total
2004	60,000	240,000	300,000
2005	5,000	240,000	245,000
2006	-	40,000	40,000
Total	$ 65,000	$ 520,000	$ 585,000

Rent expense for the years ended June 30, 2003 and 2002, was approximately $299,000 and $291,000, respectively.

5.      COMMON STOCK

OnSource was formed October 4, 2000 as a wholly owned subsidiary of Global Casinos, Inc. ("Casinos"). At inception, 10,000 common shares were issued to Casinos. Effective July 1 2001, Casinos transferred to OnSource 100% of the outstanding common shares of Global Alaska Industries, Inc. ("GAI"). As consideration therefore, OnSource issued an additional 235,135 shares of its common stock to Casinos and agreed to assume $640,941 of Casinos debt. In connection therewith, the Company increased its authorized common stock from 10,000 shares to 100,000,000 shares and changed its par value from no par value to $0.001 per share. The substance of the transaction is that of a forward stock split whereby the Company's 10,000 shares outstanding became 245,135 shares to be spun off by Casinos to its shareholders. Therefore, all references to common stock have been retroactively adjusted for the effect of the transaction. The following schedule reflects the change in reported common stock outstanding as the result of reorganization as described above:
Number of
Common
Shares
Outstanding
Balance as of July 1, 2001	10,000
Effect of reorganization	235,135
Adjusted balance at July 1, 2001	245,135

On July 1, 2001, Casinos had 2,451,350 common shares outstanding. The 245,135 OnSource common shares issued to Casinos represent the shares to be distributed to Casinos' stockholders as a stock dividend at a rate of one share of OnSource common stock for each ten shares of Casinos common stock outstanding.

On October 31, 2001, the creditors holding promissory notes in the aggregate principal balance of $640,941 converted their debt into 427,294 shares of common stock. The conversion rate negotiated with the creditors was $1.50 per share.

Effective August 15, 2001, the Company issued an additional 8,000 shares of common stock representing the pro rata distribution of the Company's common stock to a shareholder of Casinos who had agreed to receive 80,000 shares of Casinos common stock as settlement of a claim against Casinos. For accounting purposes, the Company assigned the shares a value of $1.50 per share and recorded a non-cash settlement expense of $12,000.

To raise additional equity capital, the Company sold 90,000 shares during the year ended June 30, 2002. Five individuals, including the Company's officers and directors, purchased the stock for $45,000. The cash price of $0.50 per share was negotiated between the Company and the purchasers. For accounting purposes, the Company has assigned a value of $1.50 to each of these shares. The differential between the accounting value of $1.50 and the cash purchase price of $0.50 has been recorded as non-cash compensation expense aggregating $90,000.

During the year ended June 30, 2003, the Company issued 2,500 shares in exchange for services. For accounting purposed, the Company has assigned a value of $1.50 per share to the transaction and recorded an expense of $3,750.

6.      INCOME TAXES

The Company's actual effective tax rate differs from U.S. Federal corporate income tax rate of 34% as follows:
	2003	2002
Statutory rate	34.0%	34.0%
State income taxes, net of Federal benefit	3.0%	3.0%
Benefit of surcharge exemption	(15.0)%	0.0%
Change in deferred tax asset valuation allowance	(22.0)%	(37.0)%
	0.0%	0.0%

There are differences in the accounting methods used for income tax purposes compared to financial reporting purposes. For tax purposes, all intangible assets are amortized over a fifteen-year period. For financial reporting purposes, the intangible assets were amortized over shorter periods. The accumulated timing difference was $2,383,000 at June 30, 2003, resulting in a potential future tax benefit of $595,000.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Due to the uncertainty of the Company's ability to generate future taxable income and fully utilize the potential tax benefits, an off setting valuation allowance of $595,000 has been provided. Therefore, the financial statements do not reflect either a deferred tax amount or a deferred tax liability.

7.      EMPLOYEE BENEFITS PLANS

During 2002, the Company participated in a Retirement Saving and Investment Plan (the "401(k) Plan"), that is intended to qualify under Section 401(k) of the Internal Revenue Code. Qualified employees could participate in the Company's 401(k) Plan by contributing up to 10% of their gross earnings to the plan, subject to certain Internal Revenue Service restrictions. The Company matched an amount equal to 100% of each participant's contribution to a maximum of 5% of their earnings. Company contributions for the years ended June 30, 2002 were $7,027.

During 2003, the Company stopped its participation in the 401(k) Plan and commenced sponsorship of a Simple IRA Plan. A Simple IRA is designed to give qualified employees in a small business a way to accumulate retirement benefits. Employees can contribute up to $7,000 per year. The Company matches up to 2% of the employee's compensation. Company contributions for the years ended June 30, 2003 were $4,396.

8.     STOCK BASED COMPENSATION

On March 31, 2002 the Company adopted an Equity Incentive Plan. Pursuant to the Plan, stock options granted to eligible participants may take the form of incentive stock options or ISOs under Section 422 of the Internal Revenue Code of 1986, as amended, or options which do not qualify as ISOs, known as non-qualified stock options or NQSOs. As required by Section 422 of the Code, the aggregate fair market value of the Company's common stock with respect to its ISOs granted to an employee exercisable for the first time in any calendar year may not exceed $100,000. The foregoing limitation does not apply to NQSOs. The exercise price of an ISO may not be less than 100% of the fair market value of the shares of the Company's common stock on the date of grant. The exercise price of an NQSO may be set by the Plan administrator. An option is not transferable, except by will or the laws of descent and distribution. If the employment of an optionee terminates for any reason (other than for cause, or by reason of death, disability, or retirement), the optionee may exercise his options within a ninety day period following such termination to the extent he was entitled to exercise such options at the date of termination. Either the Company's Board of Directors (provided that a majority of directors are "disinterested") can administer the Plan, or the Company's Board of Directors may designate a committee comprised of directors meeting certain requirements to administer the Plan. The Administrator will decide when and to whom to make grants, the number of shares to be covered by the grants, the vesting schedule, the type of award and the terms and provisions relating to the exercise of the awards. An aggregate of 200,000 shares of the Company's common stock is reserved for issuance under the Plan.

During 2002, the Company granted a total of 120,000 incentive and nonqualified stock options under the Plan exercisable at a weighted average exercise price of $0.50 per share. No options were granted during the year ended June 30, 2003. All options expire in March 2007. At June 30, 2003, all 120,000 options were fully vested and had a weighted average remaining contractual life of 3.75 years.

For accounting purposes, the Company valued the options at $1.50, consistent with the value determined in the conversion of debt into common stock. The Company recognized compensation cost of $120,000. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed by SFAS No. 123, Accounting for Stock Based Compensation, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amount indicated below:
	2003	2002
Net Income (loss):
As reported	$40,751	($ 43,873)
Pro forma	$40,751	($ 89,873)
Earnings (loss) per share - basic:
As reported	$0.05	($ 0.08)
Pro forma	$0.05	($ 0.16)
Earnings (loss) per share - diluted:
As reported	$0.05	($ 0.08)
Pro forma	$0.05	($ 0.16)

For the year ended June 30, 2002, the Black-Scholes option pricing model yielded a total value of $166,000, an increase of $46,000 over the $120,000 compensation expense recorded by the Company. The fair value of the options granted in fiscal year 2002 was estimated using the Black-Scholes option pricing model with the following assumptions:
Expected volatility	166%
Risk-free interest rate	4.32%
Expected dividends	None
Expected life of options	3 years

9.      RELATED PARTY TRANSACTIONS

An officer and director operates a professional services firm that provides certain management, accounting, and administrative services to the Company and to other clients. During the years ended June 30, 2003 and 2002, his firm was paid for services performed in the amounts of $54,300 and $37,000, respectively. During the year ended June 30, 2002, this individual purchased 20,000 shares of common stock for cash of $10,000.

A director operates a law firm that provides legal services to the Company and other clients. During the year ended June 30, 2003 and 2002, his firm was paid for services performed in the amounts of $12,875 and $20,000, respectively. During the year ended June 30, 2002, this individual purchased 20,000 shares of common stock for cash of $10,000.

10.     SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Board of Directors and shareholders by majority written consent approved an amendment to the Company's Certificate of Incorporation reducing its authorized capital stock to consist of 25,000,000 shares of common stock, $.0001 par value, and 5,000,000 shares of preferred stock, $.0001 par value. The change did not affect the issued and outstanding shares of the Company.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.

OnSource Corporation

Spin-Off of 245,135 Shares of Common Stock by Global Casinos, Inc.

_________________, 2003

Until ___________, 2003 (90 days after the date of this prospectus), all dealers effecting transactions in the shares offered by this prospectus - whether or not participating in the offering - may be required to deliver a copy of this prospectus. Dealers ;may also be required to deliver a copy of this prospectus when acting as underwriters and for their unsold allotments or subscriptions.

TABLE OF CONTENTS
	Page
Prospectus Summary	2
Risk Factors	5
Forward-Looking Statements	11
Use of Proceeds	12	____________________________
Dividend Policy	13
Capitalization	14	Prospectus
Dilution	15
Certain Market Information	17	____________________________
Management Discussion	19
Business	24
Management	34
Certain Transactions	42	___________, 2003
Principal Stockholders	45
The Company Offering	47
Description of Securities	48
Legal Matters	49
Experts	49
Available Information	50

PART II

Information Not Required in Prospectus

Item 24.      Indemnification of Directors and Officers.

       The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

       a.       The Company's Certificate of Incorporation permit and its By-laws require the Company to indemnify officers and directors to the fullest extent permitted by the Delaware Business Corporation Law (DBCA). The Company has also entered into agreements to indemnify its directors and executive officers to provide the maximum indemnification permitted by Delaware law. These agreements, among other provisions, provide indemnification for certain expenses (including attorney fees), judgments, fines and settlement amounts incurred in any action or proceeding, including any action by or in the right of the Company.

       Article XIII of the Company's By-laws permits the Company to indemnify its directors, officers, employees and agent to the maximum extent permitted by the DBCA. Section 317 of the DBCA provides that a corporation has the power to indemnify and hold harmless a director, officer, employer, or agent of the corporation who is or is made a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss actually and reasonably incurred by such person in connection with such a proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. If it is determined that the conduct of such person meets these standards, such person may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably in connection therewith.

       If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in the best interest of the corporation and its stockholders. There can be no indemnification with respect to any matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite such adjudication but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

       Where any such person is successful in any such proceeding, such person is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases (unless order by a court), indemnification is made by the corporation upon determination by it that indemnification of such person is proper in the circumstances because such person has met the applicable standard or conduct.

       A corporation may advance expenses incurred in defending any such proceeding upon receipt of an undertaking to repay any amount so advanced if it is ultimately determined that the person is not eligible for indemnification.

       The indemnification rights provided in Section 317 of the DBCA are not exclusive of additional rights to indemnification for breach of duty to the corporation and its stockholders to the extent additional rights are authorized in the corporation=s articles of incorporation and are not exclusive of any other rights to indemnification under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, with as to action in his or her office and as to action in another capacity which holding such office.

* * *

b.      Article VII, Section 1 of Registrant's Certificate of Incorporation provide that the corporation may indemnify each director, officer, and any employee or agent of the corporation, his heirs, executors and administrators, against expenses reasonably incurred or any amounts paid by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the corporation to the extent permitted by the law as recited above in subparagraph (a).

c.      Article VII, Section 2. of Registrant's Certificate of Incorporation provides, in part:

                    No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Section 2 of Article VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Item 25.      Other Expenses of Issuance and Distribution.

       The estimated expenses of the offering are to be borne by us, are as follows:
SEC Filing Fee	$ 100
Printing Expenses	5,000
Accounting Fees and Expenses	45,000
Legal Fees and Expenses	35,000
Blue Sky Fees and Expenses	5,000
Registrar and Transfer Agent Fee	2,000
Offering Expenses	5,000
Miscellaneous	2,900
Total	$100,000

Item 26.      Recent Sales of Unregistered Securities.

        1.     Effective July 1, 2001, we issued to Global Casinos, Inc. an aggregate of 245,135 shares of common stock in exchange for the transfer and assignment of certain assets and liabilities. The shares were restricted securities, were taken for investment and were subject to appropriate transfer restrictions. The shares were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

        2.     Effective October 31, 2001, we issued to 12 persons an aggregate of 427,294 shares of common stock in conversion to equity of approximately $640,941 of convertible debt. The shares were issued exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

       3.     Effective January 30, 2002, we issued to five investors an aggregate of 90,000 shares of common stock in consideration of $45,000. The shares were issued exclusively to persons who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

       4.     Effective January 30, 2002, we issued to one investor 8,000 shares of common stock representing the pro rata distribution of the Company's common stock to a shareholder of Global Casinos who had agreed to receive 80,000 shares of Casinos common stock as settlement of a claim against Global Casinos. The shares were issued to an individual who qualified as an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

       5.     Effective January 25, 2003, we issued to one investor 2,500 shares of common stock in exchange for services rendered, valued at $3,750 The shares were issued to an individual who qualified as an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act. The securities, which were taken for investment and were subject to appropriate transfer restrictions, were issued without registration under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act.

Item 27.      Exhibits

a.      The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

	Exhibit No.	Title
*	2.0	Transaction Agreement
*	2.1	Amended and Restated Transaction Agreement dated September 22, 2003
	2.2	Second Amended and Restated Transaction Agreement dated November 10, 2003
*	3.1	Certificate of Incorporation
*	3.2	Bylaws
*	3.3	Amended and Restated Bylaws
	3.4	Certificate of Amendment to Certificate of Incorporation
*	4.1	Specimen Common Stock Certificate
*	5.0	Opinion of Neuman & Drennen, LLC
*	10.1	2002 Equity Incentive Plan
*	10.2	Agreement dated July 1, 2001 by and between Global Casinos, Inc., Global Alaska Industries, Inc. and Mark Griffin
*	10.3	Convertible Promissory Note dated July 1, 2001 by Global Alaska Industries, Inc., payable to Mark Griffin
*	10.4	Trust Agreement dated June 13, 2002
*	10.5	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Dorothy Calandrella
*	10.6	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Dorothy Calandrella
*	10.7	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Marie Kanger
*	10.8	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Marie Kanger
*	10.9	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and A. Leonard Nacht
*	10.10	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and A. Leonard Nacht
*	10.11	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Calandrella Family Foundation
*	10.12	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Calandrella Family Foundation
*	10.13	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Land Resources
*	10.14	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Land Resources
*	10.15	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Don Fruh
*	10.16	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Don Fruh
*	10.17	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Bruce Madsen
*	10.18	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Bruce Madsen
*	10.19	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Webquest, Inc.
*	10.20	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Webquest, Inc.
*	10.21	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Triumph Capital
*	10.22	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Triumph Capital
*	10.23	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Marco Foods, Inc.
*	10.24	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Marco Foods, Inc.
*	10.25	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and Gina Garcia-Shaw
*	10.26	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and Gina Garcia-Shaw
*	10.27	Assignment of Note dated October 18, 2001 by and between Global Casinos, Inc., OnSource Corporation and John R. Overturf, Jr.
*	10.28	Agreement to Convert Debt dated October 18, 2003, by and between OnSource Corporation and John R. Overturf, Jr.
*	10.29	Agreement to Lease Northern Lights Bingo Facility and Equipment dated November 1, 2002 between Alaska Bingo Supply, Inc. and JJ Powers Public Relations, Inc.
*	16.0	Letter of Stark Winter Schenkein & Co., LLP regarding change in certifying accountants
*	21.0	List of Subsidiaries
*	23.1	Consent of Neuman & Drennen, LLC
*	23.2	Consent of Stark Winter Schenkein & Co., LLP, Certified Public Accountants
	23.3	Consent of Schumacher & Associates, Inc., Certified Public Accountants

______________________

*    Previously filed.


Item 28.     Undertakings

       The undersigned Registrant hereby undertakes:
1.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Signatures

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       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form SB-2 Registration Statement and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Boulder, State of Colorado on the 10th day of November, 2003.
ONSOURCE CORPORATION
By: /s/ Frank L. Jennings Frank L. Jennings, President

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities with OnSource Corporation and on the dates indicated.
Signature	Position	Date
/s/ Frank L. Jennings Frank L. Jennings	President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Director	November 10, 2003
/s/ Clifford L. Neuman Clifford L. Neuman	Secretary and Director	November 10, 2003

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